

07073988

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

First Financial Northwest, Inc.
Exact name of registrant as specified in charter

0001401564
Registrant CIK Number

Exhibit 99.5 to Registration Statement on Form S-1
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-143539
SEC file number, if available

S-1 Registration Statement
(Series identifier(s) and names(s), if applicable; add more lines as needed)

C-________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

____
Report period (if applicable)

John F. Breyer, Jr.
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

X Rule 202 (Continuing Hardship Exemption)

____ Rule 311 (Permitted Paper Exhibit)

PROCESSED
AUG 2 0 2007
THOMSON
FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of ________, State of ________, 20 ____.

By: ________
(Registrant)

____
(Name)

____
(Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on August 7, 20 07, that the information set forth in this statement is true and complete.

By: ________
John F. Breyer, Jr., Esquire

Breyer & Associates PC
Special Counsel to First Financial Northwest, Inc.
(Title)

SEC 2082 (06-06)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

3040

June 12, 2007

John F. Breyer, Jr.
Breyer & Associates PC
8180 Greensboro Dr
Suite 785
McLean, VA 22102-3888

Re: First Financial Northwest, Inc.
Incoming letter dated June 6, 2007

Dear Mr. Breyer:

This letter is to inform you that your written request for a continuing hardship exemption, as provided in Rule 202 of Regulation S-T, has been

[X] Granted [ ] Denied

for the statistical information only of Exhibit 99.5, Valuation Appraisal Report to Form S-1 filed June 6, 2007. All written portions must be EDGARized. Please include the following notation at the top of your document, "In accordance with Rule 202 of Regulation S-T, this (specify document) is being filed in paper pursuant to a continuing hardship exemption" and also include a copy of this letter.

Sincerely,

for Herbert D. Scholl
EDGAR and Information Analysis
Division of Corporation Finance

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THESE EXHIBITS TO THE APPRAISAL REPORT ARE BEING
FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

PRO FORMA VALUATION UPDATE REPORT
FIRST FINANCIAL NORTHWEST, INC.

PROPOSED HOLDING COMPANY FOR
FIRST SAVINGS BANK NORTHWEST

Renton, Washington

Dated as Of:
July 26, 2007

RP® Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

EXHIBITS

LIST OF EXHIBITS

Exhibit Number	Description
1	Stock Prices: As of July 26, 2007
2	Peer Group Core Earnings Analysis
3	Pro Forma Analysis Sheet
4	Pro Forma Effect of Conversion Proceeds
5	Firm Qualifications Statement

EXHIBIT 1

Stock Prices
As of July 26, 2007

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1A
Weekly Thrift Market Line - Part One
Prices As Of July 26, 2007

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(127)	17.29	28,843	455.6	22.12	16.25	17.88	-2.72	-9.68	-12.90	1.02	0.95	15.10	13.51	158.91
SAIF-Insured Thrifts(127)	17.29	28,843	455.6	22.12	16.25	17.88	-2.72	-9.60	-12.90	1.02	0.95	15.10	13.51	158.91
NYSE Traded Companies(13)	21.81	111,578	2,077.0	32.73	20.87	23.62	-5.83	-21.58	-25.59	2.25	1.60	20.59	17.63	230.05
AMEX Traded Companies(4)	17.00	12,777	126.5	21.56	15.09	17.25	-3.31	-12.53	-19.13	1.05	1.02	13.19	12.75	122.56
NASDAQ Listed OTC Companies(110)	16.78	19,827	279.5	20.90	15.75	17.24	-2.43	-8.09	-11.10	0.87	0.86	14.54	13.06	152.03
California Companies(9)	24.18	18,587	531.9	36.90	23.09	26.71	-6.98	-21.54	-23.20	3.10	2.22	23.64	23.32	290.93
Florida Companies(5)	11.66	26,793	293.4	19.92	10.86	12.50	-6.33	-35.99	-33.57	1.05	0.91	11.40	10.84	160.83
Mid-Atlantic Companies(35)	15.93	58,953	899.7	20.11	15.27	16.49	-2.51	-7.68	-12.42	0.83	0.87	13.00	10.83	140.49
Mid-West Companies(41)	17.55	8,938	127.1	21.27	16.13	17.79	-1.39	-7.90	-9.98	0.89	0.85	15.78	14.28	169.14
New England Companies(17)	16.75	33,898	511.9	20.73	16.11	17.21	-2.94	-7.65	-11.82	0.53	0.57	15.29	13.57	123.34
North-West Companies(5)	17.02	28,130	583.8	21.55	15.97	17.53	-2.82	-2.28	-11.92	1.04	1.03	11.98	10.73	102.34
South-East Companies(11)	18.84	8,870	129.6	22.96	17.51	19.36	-2.86	-4.33	-9.98	1.19	1.16	14.98	13.71	135.62
South-West Companies(3)	10.49	14,475	168.2	17.85	9.88	11.05	-4.29	-31.36	-31.69	0.43	0.19	11.87	8.70	113.22
Western Companies (Excl CA)(1)	24.36	7,257	176.1	26.32	18.75	24.26	0.00	4.39	21.36	1.16	1.44	15.13	15.13	289.88
Thrift Strategy(120)	16.94	22,804	341.8	21.58	15.92	17.50	-3.74	-9.70	-12.71	0.99	0.92	15.00	13.43	156.40
Mortgage Banker Strategy(4)	17.57	141,351	2,614.8	26.37	17.13	18.79	-4.53	-25.51	-30.14	1.03	0.89	15.57	12.15	190.34
Real Estate Strategy(1)	15.19	7,730	117.4	15.90	9.81	13.24	14.73	50.40	43.71	0.67	0.65	9.23	9.23	117.41
Diversified Strategy(2)	37.30	152,557	2,681.5	46.83	36.22	40.01	-6.75	-2.27	-17.41	2.79	2.89	23.06	22.77	257.31
Companies Issuing Dividends(110)	17.63	31,331	495.7	22.52	16.59	18.20	-2.70	-10.08	-13.43	1.08	1.01	15.22	13.51	162.56
Companies Without Dividends(16)	14.75	10,179	155.0	19.13	13.66	15.52	-2.83	-6.04	-8.93	0.57	0.48	14.25	13.50	131.51
Equity/Assets <6%(6)	17.25	40,747	755.4	23.35	15.80	17.90	-3.86	-16.34	-12.94	1.52	1.43	14.75	14.21	267.13
Equity/Assets 6-12%(77)	19.32	16,841	309.5	25.16	18.13	20.10	-3.27	-11.62	-14.46	1.30	1.18	16.30	14.82	197.29
Equity/Assets >12%(43)	13.82	47,999	670.4	16.76	13.06	14.07	-1.64	-5.34	-10.22	0.48	0.49	13.09	11.19	80.23
Converted Last 3 Mths (no MHC)(2)	10.03	15,404	148.2	11.07	9.52	10.06	-0.36	5.84	-7.45	0.36	0.35	11.48	11.48	43.36
Actively Traded Companies(10)	22.56	66,550	1,345.5	28.79	22.05	23.20	-2.78	-11.25	-15.76	1.06	1.17	17.65	15.82	197.21
Market Value Below $20 Million(5)	10.52	1,951	17.5	12.40	8.83	10.50	1.18	-1.24	-6.48	0.06	-0.07	9.93	9.69	126.87
Holding Company Structure(120)	17.49	30,288	480.2	22.38	16.44	18.10	-2.87	-9.99	-13.39	1.06	0.98	15.27	13.59	159.75
Assets Over $1 Billion(54)	18.70	63,265	1,010.8	25.74	17.88	19.71	-4.27	-15.81	-20.05	1.42	1.22	16.08	13.38	176.79
Assets $500 Million-$1 Billion(36)	19.26	5,845	90.7	23.10	17.71	19.67	-2.20	-3.43	-7.35	1.02	1.05	15.95	14.71	177.76
Assets $250-$500 Million(25)	13.24	4,213	50.8	15.95	12.70	13.47	-1.46	-8.12	-9.25	0.59	0.62	12.84	12.35	118.70
Assets less than $250 Million(11)	13.65	2,242	24.9	16.36	11.99	13.69	-0.07	-4.50	-6.45	0.14	0.08	13.00	12.88	105.84
Goodwill Companies(88)	18.63	38,256	617.9	24.17	17.51	19.33	-2.99	-11.72	-15.20	1.22	1.12	16.04	13.74	173.77
Non-Goodwill Companies(37)	14.43	8,026	96.7	17.75	13.54	14.80	-2.19	-5.25	-8.22	0.58	0.55	13.01	13.01	128.27
Acquirors of FSLIC Cases(4)	23.78	29,939	870.4	31.93	22.99	25.69	-3.48	-8.92	-14.65	1.52	1.27	21.25	20.85	227.15

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of July 26, 2007

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
	Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From Dec 31, 2004(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(40)	12.70	30,960	155.1	15.59	12.10	13.11	-3.16	-0.71	-10.00	0.27	0.27	7.76	7.32	58.41
SAIF-Insured Thrifts(40)	12.70	30,960	155.1	15.59	12.10	13.11	-3.16	-0.71	-10.00	0.27	0.27	7.76	7.32	58.41
AMEX Traded Companies(1)	10.85	2,299	10.6	14.35	10.60	10.80	0.46	-14.23	-13.20	0.44	0.50	8.78	8.78	57.62
NASDAQ Listed OTC Companies(39)	12.75	31,803	159.4	15.63	12.15	13.18	-3.27	-0.31	-9.91	0.26	0.26	7.73	7.28	58.43
Mid-Atlantic Companies(23)	11.93	24,232	125.0	14.97	11.44	12.43	-4.16	-4.04	-11.30	0.28	0.28	7.75	7.27	56.82
Mid-West Companies(7)	15.48	66,816	316.9	17.71	14.42	15.71	-0.99	4.77	-1.62	0.27	0.27	8.24	7.77	62.62
New England Companies(5)	11.37	11,528	61.2	14.14	10.91	11.53	-1.31	-4.23	-14.54	0.24	0.24	7.28	6.95	63.28
South-East Companies(2)	13.42	10,889	45.1	17.00	13.11	13.61	-1.40	-0.37	-19.40	0.24	0.24	5.86	5.77	40.53
South-West Companies(1)	14.80	25,789	171.8	19.00	14.25	15.70	-5.73	48.00	-12.63	0.17	0.17	8.40	8.40	62.27
Thrift Strategy(40)	12.70	30,960	155.1	15.59	12.10	13.11	-3.16	-0.71	-10.00	0.27	0.27	7.76	7.32	58.41
Companies Issuing Dividends(26)	13.41	18,346	114.3	16.33	12.66	13.66	-1.71	-0.54	-10.40	0.31	0.30	7.96	7.36	62.47
Companies Without Dividends(14)	11.49	52,307	224.3	14.35	11.16	12.18	-5.62	-1.00	-9.33	0.20	0.20	7.41	7.26	51.53
Equity/Assets 6-12%(14)	14.07	15,400	126.2	17.78	13.40	14.62	-4.02	-7.34	-13.98	0.37	0.37	8.65	8.01	89.71
Equity/Assets >12%(25)	11.98	39,079	170.2	14.58	11.63	12.32	-2.71	2.75	-7.93	0.21	0.21	7.29	6.96	42.08
Holding Company Structure(37)	12.78	31,606	158.7	15.74	12.15	13.19	-3.14	-0.36	-9.91	0.27	0.27	7.81	7.35	59.89
Assets Over $1 Billion(11)	16.15	84,166	429.4	19.77	15.65	16.60	-2.90	5.08	-7.53	0.29	0.30	9.09	7.47	60.16
Assets $500 Million-$1 Billion(9)	11.26	19,435	88.6	14.36	10.94	11.92	-5.70	-4.90	-17.85	0.21	0.21	7.30	7.29	46.89
Assets $250-$500 Million(19)	11.36	7,499	35.9	13.79	10.63	11.71	-2.83	-1.95	-9.07	0.26	0.25	7.64	7.18	60.56
Assets less than $250 Million(1)	10.85	2,299	10.6	14.35	10.60	10.80	0.46	-14.23	-13.20	0.44	0.50	8.78	8.78	57.62
Goodwill Companies(18)	12.70	40,725	181.2	15.30	12.00	12.87	-1.42	-2.09	-9.32	0.27	0.27	7.70	6.74	65.26
Non-Goodwill Companies(21)	12.88	21,560	128.0	16.10	12.33	13.47	-4.44	0.66	-10.55	0.27	0.27	7.83	7.83	54.30
MHC Institutions(40)	12.70	30,960	155.1	15.59	12.10	13.11	-3.16	-0.71	-10.00	0.27	0.27	7.76	7.32	58.41
MHC Converted Last 3 Months(1)	9.13	82,265	333.0	9.69	9.05	9.32	-2.04	-8.70	-8.70	0.15	0.14	7.12	5.43	44.62

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2005 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of July 26, 2007

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
		Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2004(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY	23.60	96,852	2,285.7	31.75	23.28	24.32	-2.96	-15.43	-21.75	1.67	1.66	12.57	10.66	220.89
BFF	BFC Financial Corp. of FL(8)	3.33	35,847	119.4	7.06	3.20	3.38	-1.48	-43.27	-49.92	-0.10	-0.24	4.54	2.38	212.17
BBX	BankAtlantic Bancorp of FL	7.96	58,089	462.4	14.96	7.50	7.57	5.15	-40.86	-42.36	0.25	0.05	8.87	7.54	109.83
DSL	Downey Financial Corp. of CA	53.10	27,854	1,479.0	75.29	52.21	60.20	-11.79	-20.01	-26.84	7.30	6.39	51.60	51.57	547.06
FED	FirstFed Financial Corp. of CA	48.30	16,010	773.3	69.70	44.60	54.60	-11.54	-16.01	-27.88	8.14	7.77	45.65	45.60	533.00
FBC	Flagstar Bancorp, Inc. of MI	11.37	62,360	709.0	15.59	10.73	11.70	-2.82	-22.39	-23.38	1.03	0.61	12.79	12.79	247.47
GLK	Great Lakes Bancorp, Inc of NY	13.19	10,922	144.1	16.98	11.68	13.00	1.46	-8.34	-6.05	-0.13	-0.13	12.42	12.42	82.84
IMB	IndyMac Bancorp, Inc. of CA	23.83	73,579	1,753.4	48.14	22.01	26.54	-10.21	-45.27	-47.23	4.29	-1.42	27.93	26.40	403.57
NYB	New York Community Bcrp of NY	16.23	313,852	5,093.8	18.15	15.69	17.37	-6.56	-1.34	0.81	0.74	0.81	11.83	4.67	89.14
NAL	NewAlliance Bancshares of CT	13.70	113,453	1,554.3	17.09	13.44	13.69	0.07	-5.52	-16.46	0.42	0.43	12.62	7.40	70.32
PFB	PFF Bancorp, Inc. of Pomona CA	16.49	23,420	386.2	39.49	16.07	18.46	-10.67	-56.66	-52.22	2.39	2.40	16.96	16.90	194.43
PFS	Provident Fin. Serv. Inc of NJ	14.37	63,449	911.8	18.94	13.90	14.85	-3.23	-19.31	-20.74	0.85	0.83	16.06	9.31	90.51
SOV	Sovereign Bancorp, Inc. of PA	19.56	479,108	9,371.2	26.70	19.32	21.09	-7.25	-3.88	-22.96	0.07	0.75	17.74	6.32	171.56
AMEX Traded Companies															
FDT	Federal Trust Corp of FL	5.98	9,389	56.1	10.89	5.94	7.10	-15.77	-43.64	-40.79	0.26	0.23	5.82	5.82	75.33
GOV	Gouverneur Bcp MHC of NY(42.8)	10.85	2,299	10.6	14.35	10.60	10.80	0.46	-14.23	-13.20	0.44	0.50	8.70	8.70	57.62
NFD	New Westfield Fin. Inc. of MA	9.09	31,926	290.2	11.13	8.64	9.38	-3.09	3.77	-13.76	0.17	0.18	9.19	9.19	31.76
TSH	Teche Hlding Cp of N Iberia LA	45.01	2,209	99.4	54.40	38.61	45.00	0.02	-8.27	-12.68	3.27	3.25	29.61	27.07	325.99
WSB	Washington SB, FSB of Bowie MD	7.93	7,585	60.1	9.80	7.15	7.51	5.59	-1.98	-9.37	0.40	0.43	8.12	8.12	57.17
NASDAQ Listed OTC Companies															
ABBCD	Abington Bancorp, Inc. of PA	9.34	24,461	228.5	12.74	8.89	9.47	-1.37	4.47	-22.10	0.37	0.37	9.71	9.71	43.07
ALLB	Alliance Bank MHC of PA (45.0)	9.10	7,225	29.6	11.94	8.97	9.22	-1.30	-28.45	-15.43	0.19	0.19	6.86	6.86	58.02
ASBI	Ameriana Bancorp of IN	9.51	2,989	28.4	14.24	9.49	9.57	-0.63	-28.98	-27.24	-0.41	-0.13	10.04	10.56	146.20
AMBJ	American Bancorp of NJ	10.38	12,469	129.4	12.39	10.20	10.36	0.19	-11.58	-13.36	0.10	0.10	8.73	8.73	44.45
ABCW	Anchor BanCorp Wisconsin of WI	22.85	21,669	495.1	31.03	22.09	23.33	-2.06	-23.68	-20.71	1.80	1.70	15.55	14.63	209.50
ACFC	Atl Cst Fed Cp of GA MHC(36.8)(8)	14.24	13,673	72.3	20.06	14.20	14.48	-1.66	-8.25	-21.89	0.35	0.35	6.58	6.37	64.82
BCSB	BCSB Bankcorp MHC of MD (36.5)(8)	10.25	5,915	22.1	17.30	8.45	9.43	8.70	-8.73	-31.67	-1.79	-1.14	5.82	5.40	122.81
BKMU	Bank Mutual Corp of WI	10.74	55,195	592.8	12.76	10.44	11.19	-4.02	-12.25	-11.31	0.36	0.35	9.14	8.14	66.01
BFIN	BankFinancial Corp. of IL	13.79	23,175	319.6	18.50	13.70	14.69	-6.13	-19.12	-22.57	0.37	0.36	13.36	11.99	67.61
BKUNA	BankUnited Fin. Corp. of FL	16.54	35,626	589.3	31.02	16.00	18.36	-9.91	-44.16	-40.84	2.79	2.45	22.37	21.58	391.38
BNCL	Beneficial Mut MHC of PA(44.3)	9.13	82,265	333.0	9.69	9.05	9.32	-2.04	-8.70	-8.70	0.15	0.14	7.13	5.43	44.62
BFBC	Benjamin Frkln Bncrp Inc of MA	13.25	8,200	108.7	16.94	13.15	13.75	-3.64	-5.36	-18.71	0.50	0.64	13.29	8.83	108.68
BHLB	Berkshire Hills Bancorp of MA	28.61	8,807	252.0	39.67	28.11	30.01	-4.67	-15.25	-14.49	1.29	1.63	29.07	16.13	246.91
BRBI	Blue River Bancshares of IN	5.50	3,507	19.6	7.00	1.49	5.20	7.31	-15.96	-8.52	0.16	0.16	5.14	4.17	65.90
BOFI	Bofi Holding, Inc. Of CA	7.48	8,277	61.9	8.00	6.09	7.12	5.06	1.91	7.94	0.36	0.32	8.21	8.21	102.33
BYFC	Broadway Financial Corp. of CA	10.49	1,638	17.2	11.29	10.25	10.89	-3.58	-0.10	-0.10	0.97	0.97	10.89	10.89	186.02
BRKL	Brookline Bancorp, Inc. of MA	10.64	59,585	634.0	14.25	10.44	11.21	-5.08	-17.71	-19.21	0.34	0.34	9.53	8.68	39.46
BFSB	Brooklyn Fed MHC of NY (30.0)	14.24	13,420	56.5	15.50	12.00	14.70	-3.13	18.67	7.88	0.28	0.28	6.27	6.27	29.72
CITZ	CFS Bancorp, Inc of Munster IN	14.17	10,980	155.6	15.16	14.10	14.28	-0.77	-4.26	-3.28	0.49	0.43	11.08	11.76	112.70
CMSB	CMS Bancorp, Inc. of NY	10.50	2,055	21.6	12.00	10.00	10.56	-0.57	5.00	5.00	0.09	0.05	11.73	11.73	60.29
CFFN	Capitol Fd Fn MHC of KS (29.5)	32.75	74,270	715.2	40.42	32.20	33.90	-3.39	-5.10	-14.76	0.54	0.54	11.72	11.72	109.03
CARV	Carver Bancorp, Inc. of NY	15.50	2,508	38.9	18.12	14.52	15.76	-1.65	-12.33	-0.51	1.03	1.48	20.50	18.03	293.29
CEBK	Central Bncrp of Somerville MA	24.50	1,640	40.2	33.90	21.90	24.43	0.29	-23.44	-24.39	0.91	0.69	24.86	23.49	344.81
CFBK	Central Federal Corp. of OH	6.37	4,435	28.3	8.46	6.22	6.82	-6.60	-20.87	-13.45	0.06	0.01	6.51	6.51	54.28
CHEV	Cheviot Fin Cp MHC of OH(42.1)	13.06	9,308	51.8	13.75	11.51	13.36	-2.25	10.21	-1.21	0.20	0.20	7.70	7.70	33.81
CBNK	Chicopee Bancorp, Inc. of MA	14.29	7,439	106.3	16.19	12.70	14.24	0.35	-1.24	-8.69	-0.31	-0.36	14.64	14.64	62.41
CZWI	Citizens Comm Bncorp Inc of WI	9.00	7,114	64.0	11.12	8.75	9.15	-1.64	-10.63	-7.98	0.03	0.03	10.91	9.90	42.47
CTZN	Citizens First Bancorp of MI	18.85	8,160	153.8	31.64	18.50	18.81	0.21	-39.80	-38.68	1.15	1.12	22.01	20.49	219.66
CSBC	Citizens South Banking of NC	12.73	7,886	100.4	13.86	12.13	12.69	0.32	1.03	-1.62	0.72	0.72	10.86	6.86	93.54
CSBK	Clifton Svg Bp MHC of NJ(43.3)	9.90	28,751	127.9	12.35	9.94	10.33	-3.39	-8.27	-18.13	0.10	0.10	6.61	6.61	28.37
COBK	Colonial Bank MHC of NJ (46.0)	11.81	4,433	24.6	16.05	11.01	13.67	-13.61	-10.12	-16.00	0.38	0.37	8.40	8.40	93.02
CFFC	Community Fin. Corp. of VA	9.90	4,296	42.5	12.97	9.68	10.61	-6.69	-8.25	-15.53	0.97	0.97	8.90	8.90	104.78
DCOM	Dime Community Bancshars of NY	11.44	35,258	403.4	15.36	11.31	12.57	-8.99	-17.34	-18.34	0.79	0.74	8.09	6.51	93.58
ESBF	ESB Financial Corp. of PA	9.88	12,714	125.6	12.05	9.70	9.95	-0.70	-12.95	-10.18	0.77	0.74	10.31	6.81	149.84
ESSA	ESSA Bancorp, Inc. of PA	10.78	16,981	181.7	12.21	10.49	10.99	-2.64	7.00	7.00	0.35	0.35	11.50	11.50	53.43
ESBK	Elmira Svgs Bank, FSB of NY	20.40	1,452	29.6	28.93	19.75	22.00	-7.27	-17.61	-25.82	1.16	1.54	17.07	16.93	259.04
EBTX	Encore Bancshares, Inc. of TX(8)	22.56	7,897	178.2	23.12	21.75	22.25	1.39	7.43	7.43	0.00	0.00	0.00	0.00	0.00
FFDF	FFD Financial Corp of Dover OH	15.90	1,106	17.6	18.51	15.00	15.98	0.00	-1.73	-9.19	1.43	1.33	16.01	16.01	153.28
FFCO	FedFirst Fin MHC of PA (45.8)	9.11	6,708	28.0	10.50	8.64	9.00	1.22	-9.62	-6.08	-0.13	-0.13	6.90	6.74	42.51

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of July 26, 2007

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
		Shares	Market	52 Week (1)			% Change From						Tangible	
	Price/ Share(1) ($)	Outst- anding (000)	Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2006(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
FSBI Fidelity Bancorp, Inc. of PA	16.75	2,990	50.1	19.75	16.71	16.75	0.00	-11.84	-10.14	1.38	1.13	15.45	14.53	243.54
FBTC First BancTrust Corp of IL	11.50	2,293	26.4	12.50	10.75	11.40	0.88	-3.60	-2.54	0.46	0.41	11.58	11.02	130.47
FBEI First Bancorp of Indiana of IN	15.00	1,841	27.6	20.82	14.63	15.00	0.00	-23.08	-24.28	0.43	0.37	18.49	14.74	197.74
FBSI First Bancshares, Inc. of MO	16.59	1,551	25.7	17.99	15.10	16.28	1.90	-2.41	-4.66	-0.19	-0.24	17.17	16.98	155.76
FCAP First Capital, Inc. of IN	16.30	2,838	46.5	19.25	16.38	16.99	-3.59	-8.24	-11.70	1.24	1.13	15.65	13.62	158.74
FCLF First Clover Leaf Fin Cp of IL	10.18	9,074	92.4	12.46	10.00	10.50	-3.05	-9.51	-11.48	0.24	0.25	10.31	9.06	41.66
FCFL First Community Bk Corp of FL	16.14	4,068	65.7	22.00	14.01	16.95	-4.78	-15.32	-10.28	0.91	0.91	8.52	8.41	98.77
FDEF First Defiance Fin. Corp of OH	26.03	7,178	186.8	30.70	25.40	26.68	-2.44	0.93	-13.95	2.14	1.91	22.92	17.28	211.54
FFNM First Fed of N. Michigan of MI	8.38	2,996	25.1	9.80	8.01	8.20	2.20	-10.28	-7.91	0.09	0.10	11.64	10.35	90.74
FFBH First Fed. Bancshares of AR	22.35	4,872	108.9	25.43	22.35	23.10	-3.25	-0.67	-8.10	1.14	1.02	15.25	15.25	171.34
FFSX First Federal Bankshares of IA	18.74	3,395	63.6	22.51	18.06	18.55	1.02	-14.04	-13.44	0.93	0.68	20.65	15.19	190.78
FFCH First Fin. Holdings Inc. of SC	28.37	11,841	335.9	41.50	28.03	30.52	-7.04	-16.61	-27.59	2.32	2.21	15.99	14.06	227.29
FFHS First Franklin Corp. of OH	13.50	1,680	22.7	18.19	13.15	13.59	-0.66	-20.31	-13.90	0.78	1.24	15.30	15.30	197.10
FKFS First Keystone Fin., Inc of PA	15.40	2,428	37.4	20.61	15.40	17.75	-13.24	-11.55	-20.62	0.34	0.42	14.30	14.30	214.96
FMSB First Mutual Bncshrs Inc of MA(8)	25.99	6,695	174.0	27.00	20.92	26.01	-0.08	24.83	12.12	1.64	1.31	10.81	10.81	157.06
FNFG First Niagara Fin. Group of NY	12.02	106,210	1,276.6	15.43	11.49	12.62	-4.75	-16.82	-19.11	0.79	0.81	13.06	6.02	74.81
FPTB First PacTrust Bancorp of CA	21.98	4,416	97.1	28.92	21.98	23.44	-6.23	-22.61	-20.68	1.05	1.05	18.03	18.03	178.39
FPFC First Place Fin. Corp. of OH	15.62	17,236	269.2	25.49	15.30	16.20	-3.58	-31.28	-33.50	1.42	1.25	19.15	13.19	178.59
FFIC Flushing Fin. Corp. of NY	15.13	21,253	321.6	18.79	14.41	15.38	-1.63	-10.10	-11.36	0.99	0.94	10.34	9.49	138.38
FXCB Fox Chase Bncp MHC of PA(44.5)	11.26	14,680	73.5	14.32	10.69	12.53	-10.14	12.60	-16.59	0.25	0.24	8.62	8.62	50.56
FBTX Franklin Bank Corp of TX	12.00	25,346	304.2	21.88	11.76	13.11	-8.47	-37.04	-41.58	0.60	0.11	13.97	7.64	191.46
GSLA GS Financial Corp. of LA	20.00	1,266	25.3	22.01	16.50	20.47	-2.30	17.30	1.01	1.53	1.55	21.49	21.49	133.19
PEDE Great Pee Dee Bancorp of SC(8)	18.70	1,790	33.5	20.16	14.38	19.23	-2.76	21.04	20.65	0.89	0.87	15.27	14.97	122.34
GCBC Green Co Bcrp MHC of NY (44.4)	12.30	4,150	22.6	17.00	11.33	12.35	-0.40	-20.65	-20.65	0.57	0.61	8.52	8.52	77.45
HFFC HF Financial Corp. of SD	17.10	3,988	68.2	18.50	15.45	17.36	-1.50	0.12	-1.04	1.42	1.88	15.49	14.25	249.78
HMNF HMN Financial, Inc. of MN	34.01	4,276	148.0	36.10	32.25	34.91	-0.29	-3.31	0.87	2.09	1.81	22.17	21.27	261.24
HBNK Hampden Bancorp, Inc. of MA	10.20	7,950	81.1	13.00	9.00	10.50	-2.86	2.00	2.00	-0.35	-0.36	12.80	12.80	64.26
HARL Harleysville Svgs Fin Cp of PA	15.20	3,921	59.6	19.93	14.81	15.80	-3.80	-11.37	-17.75	0.92	0.89	12.55	12.55	194.76
HWFG Harrington West Fncl Grp of CA	16.00	5,547	88.8	18.49	15.00	15.99	0.06	-1.48	-7.25	1.44	1.46	12.48	11.33	203.06
HBOS Heritage Fn Gp MHC of GA(29.9)	13.42	10,889	45.1	17.00	13.11	13.61	-1.40	-8.37	-19.40	0.24	0.24	5.86	5.77	40.53
HIFS Hingham Inst. for Sav. of MA	30.81	2,119	65.3	30.49	29.89	31.70	-2.81	-17.84	-10.12	2.02	2.02	24.80	24.80	330.07
HOME Home Fed Bncp MHC of ID (40.8)(8)	14.22	15,232	88.0	17.99	14.00	14.88	-4.44	-3.00	-17.13	0.30	0.32	7.29	7.29	48.97
HFBC HopFed Bancorp, Inc. of KY	15.53	3,618	56.2	16.80	15.00	15.99	-2.88	-0.83	-3.54	1.03	1.06	14.69	12.37	213.91
HCBK Hudson City Bancorp, Inc of NJ	11.88	531,830	6,318.1	14.25	11.45	11.50	2.59	-8.05	-14.41	0.54	0.54	9.08	8.78	70.45
IFSB Independence FSB of DC	10.10	1,552	15.7	12.80	8.57	10.00	1.00	12.85	0.20	-2.40	-2.74	7.67	7.67	102.28
ISBC Investors Bcrp MHC of NJ(45.7)	12.31	113,086	654.6	16.00	12.00	12.78	-3.68	-8.13	-21.74	0.23	0.25	7.64	7.64	48.50
JXSB Jcksnville Bcp MHC of IL(47.7)	13.39	1,987	12.7	13.80	11.18	13.15	1.83	5.02	3.48	0.34	0.34	10.80	9.38	138.62
JFBI Jefferson Bancshares Inc of TN	11.70	6,455	75.5	13.57	11.50	11.73	-0.26	-9.65	-10.14	0.22	0.25	11.41	11.41	51.09
KFED K-Fed Bancorp MHC of CA (37.3)(8)	13.26	13,970	69.8	20.08	13.20	13.94	-4.88	-11.89	-29.66	0.34	0.34	6.56	6.25	57.18
KNBT KNBT Bancorp, Inc. of PA	12.90	25,998	335.4	17.52	12.77	14.00	-7.86	-19.73	-22.89	0.91	0.94	13.91	8.80	111.81
KFFB KY Fst Fed Bp MHC of KY (44.5)	10.18	8,381	38.6	10.70	9.60	10.07	1.09	0.39	-0.68	0.10	0.10	7.44	5.63	31.88
KRNY Kearny Fin Cp MHC of NJ (29.7)	12.06	71,602	259.7	17.07	11.38	12.63	-4.51	-16.77	-24.91	0.05	0.05	6.41	5.46	28.04
LSBX LSB Corp of No. Andover MA	15.50	4,602	71.3	18.06	15.50	16.18	-4.20	-8.55	-6.46	0.14	0.66	13.07	12.87	121.62
LSBI LSB Fin. Corp. of Lafayette IN	24.79	1,596	39.6	27.54	24.25	25.00	-0.84	-2.71	1.18	2.02	1.93	22.07	22.07	226.50
LSBK Lake Shore Bnp MHC of NY(45.0)	10.26	6,613	30.5	14.50	10.01	10.33	-0.68	1.68	-10.31	0.27	0.27	8.19	8.19	53.22
LEGC Legacy Bancorp, Inc. of MA	13.17	10,011	131.8	16.41	13.16	14.45	-8.86	-13.81	-16.91	0.22	0.36	14.43	14.12	82.17
LBCP Liberty Bancorp, Inc. of MO	10.50	4,761	50.0	11.52	9.95	10.51	-0.10	4.48	-2.14	0.30	0.35	10.29	10.29	62.77
LABC Louisiana Bancorp, Inc. of LA	10.72	6,346	68.0	10.99	10.15	10.65	0.66	7.20	7.20	0.32	0.32	13.25	13.25	42.64
MAFB MAF Bancorp, Inc. of IL(8)	53.03	32,930	1,746.3	55.01	39.50	53.95	-1.71	27.94	18.66	2.44	2.49	33.04	20.75	317.24
MFBC MFB Corp. of Mishawaka IN	33.60	1,311	44.0	36.19	30.28	33.75	-0.44	10.74	-1.78	2.81	2.80	31.16	28.51	382.58
MSBF MSB Fin Corp MHC of NJ (45.0)	9.71	5,621	24.6	12.50	9.65	10.02	-3.09	-2.90	-2.90	0.28	0.28	7.68	7.68	50.29
MGYR Magyar Bancorp MHC of NJ(46.0)	12.20	5,924	33.2	15.20	11.10	12.89	-5.35	9.61	-11.34	0.15	0.14	8.25	8.25	79.02
MASB MassBank Corp. of Reading MA	34.00	4,320	146.9	34.36	32.20	33.49	1.52	4.23	3.37	1.69	1.60	25.14	24.89	191.71
MFLR Mayflower Co-Op. Bank of MA	11.50	2,096	24.1	14.97	10.00	11.66	-1.37	-8.07	-5.58	0.54	0.49	9.24	9.22	113.91
CASH Meta Financial Group of IA	40.20	2,570	103.3	41.50	22.32	40.47	-0.67	74.03	34.90	0.19	1.04	17.40	16.08	283.83
MFSF MutualFirst Fin. Inc. of IN	18.00	4,329	77.9	22.93	16.50	17.30	4.05	-11.11	-15.09	0.98	0.99	20.24	16.69	218.38
NASB NASB Fin, Inc. of Grandview MO	28.90	8,038	232.3	44.06	28.90	30.32	-4.68	-14.37	-30.11	2.39	1.18	18.78	18.41	192.32
NECB NE Comm Bncrp MHC of NY (45.0)	9.38	13,225	55.9	12.60	9.30	10.89	-13.87	-13.94	-23.68	0.12	0.12	7.35	7.35	21.92
NHTB NH Thrift Bancshares of NH	15.14	5,066	76.7	16.99	14.17	15.90	-4.78	-8.24	-5.37	0.93	0.80	9.29	6.89	129.21
NVSL Naug Vlly Fin MHC of CT (44.2)	11.20	7,408	37.2	12.95	10.85	11.10	0.90	1.82	-8.94	0.27	0.17	6.82	6.79	57.25
NTBK NetBank, Inc. of Alpharetta GA(8)	0.27	52,982	14.3	6.74	0.18	0.28	-3.57	-95.25	-94.18	-3.01	-2.89	4.32	3.50	69.60
NEBS New England Bnchrs Inc. of CT	11.28	5,347	60.3	13.70	11.14	11.56	-2.42	-6.00	-14.80	0.19	0.18	10.65	10.33	51.71
NFSB Newport Bancorp, Inc. of RI	12.28	4,878	59.9	14.48	12.06	12.49	-1.68	-4.54	-10.10	-0.29	-0.29	12.37	12.37	62.24
FFFD North Central Bancshares of IA	39.25	1,365	53.6	41.33	38.20	40.00	-1.88	-3.14	0.00	3.37	3.37	30.69	27.06	374.22
NWSB Northwest Bcrp MHC of PA(39.1)	26.03	49,149	509.5	29.73	24.64	26.05	-0.08	3.66	-5.21	0.96	0.95	12.38	9.03	136.97

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of July 26, 2007

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
		Shares	Market	52 Week (1)			% Change From						Tangible	
	Price/	Outst-	Capital-			Last	Last	52 Wks	Dec 31,	Trailing	12 Mo.	Book	Book	
	Share(1)	anding	ization(9)	High	Low	Week	Week	Ago(2)	2004(2)	12 Mo. EPS(3)	Core EPS(3)	Value/ Share	Value/ Share(4)	Assets/ Share
	($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
NASDAQ Listed OTC Companies (continued)														
OSHC Ocean Shr Hldg MHC of NJ(44.8)	10.05	8,550	38.8	13.83	9.94	11.54	-12.91	-19.66	-26.91	0.34	0.34	7.34	7.34	67.19
OCFC OceanFirst Fin. Corp of NJ	15.86	12,318	195.4	24.00	15.36	16.19	-2.04	-27.91	-30.83	0.24	0.77	10.17	10.17	166.28
ONFC Oneida Financl MHC of NY(44.6)	11.75	7,787	40.8	12.86	10.81	11.63	1.03	8.20	-0.51	0.52	0.53	7.50	4.95	58.43
ORIT Oritani Fin Cp MHC of NJ(32.0)	13.15	40,552	170.6	16.00	12.84	13.47	-2.38	31.50	31.50	0.07	0.08	6.55	6.55	30.11
OSBK Osage Bancshares, Inc. of OK	8.97	3,604	32.3	13.02	8.00	8.98	-0.11	-25.68	-21.80	0.26	0.26	9.76	9.76	34.97
PSBH PSB Hldgs Inc MHC of CT (43.2)	9.75	6,800	30.0	11.48	9.51	9.86	-1.12	-8.45	-12.40	0.25	0.25	7.59	6.41	71.03
PVFC PVF Capital Corp. of Solon OH	15.19	7,730	117.4	15.90	9.81	13.24	14.73	50.40	43.71	0.67	0.65	9.23	9.23	117.41
PBCI Pamrapo Bancorp, Inc. of NJ	18.41	4,976	91.6	26.50	18.41	18.87	-2.44	-6.64	-21.86	1.20	1.14	11.79	11.79	128.60
PFED Park Bancorp of Chicago IL	30.98	1,251	38.8	36.00	29.00	30.98	0.00	-5.40	-7.47	-0.09	-0.09	25.26	25.26	176.51
PVSA Parkvale Financial Corp of PA	29.66	5,613	166.5	34.60	28.21	29.65	0.03	-0.77	-6.58	2.37	2.32	22.96	17.35	325.19
PRTR Partners Trust Fin. Grp. of NY	12.00	43,451	521.4	12.10	9.81	11.98	0.17	15.83	3.09	0.50	0.53	11.32	5.54	85.77
PBHC Pathfinder BC MHC of NY (35.8)	10.12	2,484	8.9	16.00	10.12	11.29	-10.36	-15.67	-22.39	0.38	0.30	8.43	6.83	127.70
PFDC Peoples Bancorp of Auburn IN	18.13	3,145	57.0	21.00	16.62	18.50	-2.00	-6.06	-6.40	0.91	0.88	19.70	18.92	156.62
PCBI Peoples Community Bcrp. of OH	15.30	4,830	73.9	19.77	14.01	16.57	-7.66	-13.17	-15.00	-1.11	-1.12	18.06	11.98	209.42
PBCT Peoples United Financial of CT	16.73	298,830	4,999.4	22.81	16.30	17.93	-6.69	-2.45	-21.27	0.65	0.69	14.41	14.06	45.49
PROV Provident Fin. Holdings of CA	19.92	6,544	130.4	32.80	19.59	23.15	-13.95	-33.62	-34.52	2.00	1.05	20.11	20.11	270.48
PBNY Provident NY Bncrp, Inc. of NY	13.53	41,667	563.8	16.00	11.42	12.22	10.72	2.42	-9.68	0.47	0.48	9.90	5.79	67.23
PBIP Prudential Bncp MHC PA (42.7)	12.75	11,814	65.7	13.89	12.75	13.23	-3.63	-4.64	-4.85	0.31	0.31	7.20	7.20	39.59
PULB Pulaski Fin Cp of St. Louis MO	13.60	9,975	135.7	17.75	12.11	14.79	-8.05	-19.57	-14.63	0.98	0.80	7.95	7.50	106.63
RPFG Rainier Pacific Fin Grp of WA	15.86	6,568	104.2	23.50	14.87	17.23	-7.95	-13.76	-20.02	0.45	0.42	13.37	12.87	137.44
RIVR River Valley Bancorp of IN	17.85	1,628	29.1	20.24	17.00	17.85	0.00	-3.51	-1.11	1.27	1.26	14.95	14.93	208.13
RVSB Riverview Bancorp, Inc. of WA	13.93	11,567	161.1	17.75	12.38	14.34	-2.86	8.24	-8.36	1.00	0.99	8.66	6.39	78.92
RCKB Rockville Fin MHC of CT (45.0)	14.35	19,481	125.5	18.20	14.09	14.72	-2.51	-2.25	-19.61	0.35	0.34	7.99	7.94	63.65
ROMA Roma Fin Corp MHC of NJ (31.0)	14.83	32,732	150.4	17.37	14.14	14.76	0.41	-1.13	-10.51	0.17	0.17	7.25	7.23	27.13
ROME Rome Bancorp, Inc. of Rome NY	11.44	8,341	95.4	13.00	11.11	11.89	-3.78	-7.74	-10.27	0.41	0.40	9.13	9.13	36.32
SIFI SI Fin Gp Inc MHC of CT (41.3)	10.17	12,422	52.2	13.94	10.00	10.43	-2.49	-8.05	-17.11	0.20	0.19	6.70	6.64	61.18
SVBI Severn Bancorp, Inc. of MD	15.28	10,066	153.8	22.55	14.80	16.33	-6.43	-11.68	-12.54	1.52	1.49	8.88	8.84	90.64
SUPR Superior Bancorp of AL	8.79	34,658	304.6	11.93	8.60	9.47	-7.18	-20.09	-22.49	0.19	0.14	8.04	4.32	70.74
SYNF Synergy Financial Group of NJ(8)	12.58	11,382	143.2	16.69	12.44	13.50	-6.81	-10.31	-23.67	0.34	0.34	8.75	8.70	84.92
THRD TF Fin. Corp. of Newtown PA	28.05	2,885	80.9	33.49	27.00	30.13	-6.90	3.89	-9.52	1.96	1.91	23.39	21.81	229.32
TFSL TFS Fin Corp MHC of OH (31.5)	11.39	332,319	1,198.2	12.60	10.68	11.85	-3.88	13.90	13.90	0.15	0.24	5.56	5.56	28.74
TONE TierOne Corp. of Lincoln NE(8)	24.91	18,058	449.8	34.97	24.05	28.60	-12.90	-26.37	-21.20	2.30	2.29	20.18	17.40	190.57
TSBK Timberland Bancorp, Inc. of WA	15.85	7,025	111.3	19.53	14.95	15.54	1.99	-4.06	-14.60	1.15	1.12	11.08	10.08	87.94
TRST TrustCo Bank Corp NY of NY	9.35	75,016	701.4	11.48	9.15	9.62	-2.81	-14.85	-15.92	0.60	0.61	3.20	3.19	43.26
UCBA United Comm Bncp MHC IN (45.0)	12.11	8,298	46.1	13.70	10.43	12.06	0.41	14.25	1.09	0.32	0.22	7.49	7.49	46.55
UCFC United Community Fin. of OH	7.28	30,213	220.0	13.30	6.75	8.50	-14.35	-41.05	-40.52	0.75	0.68	9.29	8.13	89.80
UBNK United Fin Grp MHC of MA(46.4)(8)	12.61	17,072	100.4	16.00	12.50	13.16	-4.18	-2.63	-8.62	0.24	0.25	8.11	8.10	60.55
UWBK United Western Bncp, Inc of CO	24.26	7,257	176.1	26.33	18.75	24.26	0.00	4.39	21.36	1.16	1.44	15.13	15.13	289.08
VPFG ViewPoint Finl MHC of TX(45.0)	14.88	25,789	171.8	19.00	14.25	15.70	-5.73	48.00	-12.63	0.17	0.17	8.40	8.40	62.27
WSFS WSFS Financial Corp. of DE	57.86	6,283	363.5	70.85	56.13	62.08	-6.80	-2.10	-13.55	4.92	5.09	31.70	31.47	469.13
WVFC WVS Financial Corp. of PA	16.40	2,320	38.0	17.95	15.77	16.40	0.00	0.00	-0.61	1.55	1.55	13.25	13.25	167.99
WFSL Washington Federal, Inc. of WA	22.42	87,361	1,958.6	25.40	21.68	22.99	-2.48	0.45	-4.72	1.57	1.57	14.82	13.58	113.07
WAUW Wauwatosa Hlds MHC of WI(30.4)	15.48	33,148	155.5	19.00	15.32	15.60	-0.77	-5.26	-13.13	0.22	0.22	6.94	6.94	49.70
WAYN Wayne Savings Bancshares of OH	13.25	3,194	42.3	15.27	13.25	13.70	-3.28	-13.23	-8.30	0.69	0.71	11.05	10.29	120.04
WFBC Willow Financial Bcp Inc of PA	11.43	15,626	178.6	15.95	10.68	11.61	-1.55	-25.44	-19.56	0.64	0.65	13.40	6.37	98.12

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1B
Weekly Thrift Market Line - Part Two
Prices As Of July 26, 2007

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)
Market Averages. All Public Companies(no MHCs)							
SAIF-Insured Thrifts(127)	11.81	10.55	0.59	6.08	4.99	0.57	5.77
NYSE Traded Companies(13)	10.57	7.90	0.72	8.66	7.94	0.58	6.51
AMEX Traded Companies(4)	14.99	14.85	0.69	6.26	4.88	0.67	5.99
NASDAQ Listed OTC Companies(110)	11.83	10.70	0.57	5.77	4.65	0.56	5.67
California Companies(9)	7.96	7.85	0.88	11.91	11.22	0.64	8.60
Florida Companies(5)	7.54	7.15	0.56	7.88	7.50	0.48	6.78
Mid-Atlantic Companies(35)	11.59	9.65	0.60	5.96	4.43	0.61	6.15
Mid-West Companies(41)	10.59	9.63	0.51	5.39	4.66	0.48	5.16
New England Companies(17)	16.60	15.22	0.39	3.04	2.51	0.43	3.29
North-West Companies(5)	11.91	10.46	1.16	9.20	6.07	1.15	9.04
South-East Companies(11)	14.00	12.79	0.79	7.44	5.63	0.77	7.21
South-West Companies(3)	17.60	15.95	0.54	4.13	3.95	0.41	2.33
Western Companies (Excl CA)(1)	5.22	5.22	0.39	7.77	4.78	0.49	9.65
Thrift Strategy(120)	11.84	10.59	0.58	5.99	4.96	0.56	5.69
Mortgage Banker Strategy(4)	8.32	6.24	0.48	6.17	5.35	0.43	5.33
Real Estate Strategy(1)	7.86	7.86	0.57	7.30	4.41	0.55	7.08
Diversified Strategy(2)	19.22	18.81	1.23	10.02	6.19	1.29	10.43
Companies Issuing Dividends(110)	11.51	10.17	0.66	6.75	5.53	0.64	6.50
Companies Without Dividends(16)	14.08	13.45	0.10	1.02	0.95	0.04	0.28
Equity/Assets <6%(6)	5.53	5.32	0.57	10.30	9.41	0.54	9.68
Equity/Assets 6-12%(77)	8.40	7.63	0.59	7.21	5.71	0.54	6.70
Equity/Assets >12%(43)	18.27	16.19	0.60	3.64	3.22	0.61	3.70
Converted Last 3 Mths (no MHC)(2)	26.60	26.60	0.80	3.11	3.47	0.80	3.11
Actively Traded Companies(10)	9.50	8.46	0.57	5.90	3.77	0.66	6.82
Market Value Below $20 Million(5)	7.98	7.53	-0.14	-1.88	-0.66	-0.24	-3.06
Holding Company Structure(120)	11.89	10.56	0.62	6.41	5.23	0.59	6.11
Assets Over $1 Billion(54)	11.36	9.14	0.76	7.99	6.51	0.70	7.12
Assets $500 Million-$1 Billion(36)	10.32	9.56	0.56	6.19	4.87	0.58	6.41
Assets $250-$500 Million(25)	14.21	13.71	0.48	4.58	4.01	0.49	4.78
Assets less than $250 Million(11)	13.24	13.00	0.13	0.84	0.37	0.07	-0.62
Goodwill Companies(88)	10.91	9.88	0.67	7.06	5.66	0.64	6.71
Non-Goodwill Companies(37)	13.33	13.33	0.41	3.94	3.51	0.39	3.72
Acquirors of FSLIC Cases(4)	9.37	9.04	0.04	-1.66	-1.83	-0.04	-2.54

Financial Institution	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)											
SAIF-Insured Thrifts(127)	0.59	203.71	0.88	18.20	116.29	13.17	135.33	19.30	0.45	2.63	41.16
NYSE Traded Companies(13)	0.37	211.41	0.77	15.41	109.10	11.38	159.61	16.62	0.57	3.03	39.90
AMEX Traded Companies(4)	0.82	223.61	1.07	17.76	112.83	16.06	115.21	19.43	0.45	2.43	44.67
NASDAQ Listed OTC Companies(110)	0.61	201.90	0.89	18.56	117.27	13.26	133.28	19.67	0.44	2.59	41.17
California Companies(9)	0.32	198.90	0.75	11.03	102.50	8.19	104.57	13.31	0.60	2.88	27.42
Florida Companies(5)	0.63	241.84	0.83	19.63	113.97	8.94	119.22	16.83	0.08	1.20	31.56
Mid-Atlantic Companies(35)	0.31	256.21	0.83	17.38	125.71	13.77	159.37	18.28	0.44	2.85	42.90
Mid-West Companies(41)	1.11	186.58	0.88	18.43	110.61	11.32	121.69	20.00	0.51	2.93	44.91
New England Companies(17)	0.21	311.01	0.97	23.82	110.02	17.69	127.18	25.01	0.39	2.18	58.34
North-West Companies(5)	0.07	510.48	0.95	19.31	143.45	17.26	165.89	20.07	0.49	2.77	47.52
South-East Companies(11)	0.64	188.25	1.31	17.15	121.14	15.32	142.96	17.56	0.46	3.05	29.47
South-West Companies(3)	0.34	357.58	0.40	27.25	88.90	15.96	124.49	34.50	0.16	1.78	0.00
Western Companies (Excl CA)(1)	0.64	63.49	0.75	20.91	160.34	8.37	160.34	16.85	0.24	0.99	20.69
Thrift Strategy(120)	0.59	203.34	0.88	19.14	115.44	13.11	133.63	19.36	0.45	2.65	41.32
Mortgage Banker Strategy(4)	0.60	122.40	0.88	18.16	111.50	9.23	167.58	19.50	0.40	2.60	46.67
Real Estate Strategy(1)	1.71	29.72	0.60	22.67	164.57	12.94	164.57	23.37	0.30	1.97	44.78
Diversified Strategy(2)	0.18	469.24	1.07	18.75	149.31	24.56	151.42	17.81	0.47	1.93	8.13
Companies Issuing Dividends(110)	0.60	201.04	0.89	17.98	117.66	13.03	137.63	19.02	0.51	2.98	45.97
Companies Without Dividends(16)	0.45	232.37	0.82	21.42	106.01	14.16	118.08	24.68	0.00	0.00	0.00
Equity/Assets <6%(6)	0.46	77.20	0.55	12.57	121.45	6.70	128.72	13.45	0.38	2.19	28.63
Equity/Assets 6-12%(77)	0.73	178.07	0.90	16.24	121.95	10.20	137.38	17.86	0.53	2.90	41.02
Equity/Assets >12%(43)	0.36	268.83	0.88	23.47	105.98	19.02	132.60	23.64	0.32	2.22	44.24
Converted Last 3 Mths (no MHC)(2)	0.28	62.69	0.25	29.37	88.55	23.22	88.55	29.37	0.09	0.96	24.32
Actively Traded Companies(10)	0.24	225.86	0.80	17.36	129.03	12.38	156.46	28.61	0.72	3.11	50.62
Market Value Below $20 Million(5)	0.91	43.03	0.69	18.94	108.97	8.59	115.28	19.21	0.21	1.76	38.68
Holding Company Structure(120)	0.61	203.84	0.89	18.06	116.58	13.29	136.80	19.29	0.46	2.69	41.55
Assets Over $1 Billion(54)	0.53	318.03	0.89	17.23	120.55	13.13	155.66	18.19	0.52	3.04	40.51
Assets $500 Million-$1 Billion(36)	0.58	192.19	0.85	18.20	121.91	12.24	134.03	20.85	0.49	2.36	42.47
Assets $250-$500 Million(25)	0.71	177.27	0.82	19.31	104.38	14.40	108.15	18.30	0.34	2.36	41.05
Assets less than $250 Million(11)	0.72	298.27	1.08	22.97	105.56	13.48	108.22	23.54	0.29	2.22	39.13
Goodwill Companies(88)	0.53	211.93	0.90	17.88	119.38	12.58	147.01	18.85	0.50	2.82	44.19
Non-Goodwill Companies(37)	0.78	179.73	0.83	18.49	110.24	14.17	110.24	20.24	0.35	2.37	34.78
Acquirors of FSLIC Cases(4)	0.59	127.52	0.58	10.78	118.36	11.48	122.45	11.30	0.37	1.58	30.04

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of July 26, 2007

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(40)	15.68	14.96	0.47	3.44	2.07	0.48	3.44	0.40	219.41	0.68	31.01	163.31	25.84	173.65	30.70	0.24	1.60	14.03
AMEX Traded Companies(1)	15.24	15.24	0.78	5.12	4.06	0.89	5.81	0.72	98.41	0.84	24.66	123.58	18.83	123.58	21.70	0.32	2.95	72.73
NASDAQ Listed OTC Companies(39)	15.69	14.95	0.46	3.39	2.02	0.47	3.37	0.39	223.89	0.67	31.59	164.48	26.05	175.13	31.60	0.23	1.56	10.12
Mid-Atlantic Companies(23)	16.40	15.65	0.49	3.58	2.23	0.49	3.59	0.33	225.62	0.66	28.43	153.96	25.82	166.18	28.81	0.18	1.35	17.27
Mid-West Companies(7)	16.29	15.34	0.48	3.12	1.73	0.49	3.16	0.70	96.01	0.55	38.61	185.64	29.58	194.60	39.38	0.48	2.48	0.00
New England Companies(5)	11.53	11.05	0.40	3.32	2.12	0.39	3.26	0.28	301.83	0.80	39.00	156.02	18.11	162.74	39.00	0.15	1.46	0.00
South-East Companies(2)	14.46	14.24	0.66	3.94	1.79	0.66	3.94	0.14	702.76	1.46	NM	229.01	33.11	232.58	NM	0.24	1.79	0.00
South-West Companies(1)	13.49	13.49	0.28	2.34	1.15	0.28	2.34	0.24	177.06	0.65	NM	176.19	23.77	176.19	NM	0.20	1.35	0.00
Thrift Strategy(40)	15.68	14.96	0.47	3.44	2.07	0.48	3.44	0.40	219.41	0.68	31.01	163.31	25.84	173.65	30.70	0.24	1.60	14.03
Companies Issuing Dividends(26)	15.32	14.37	0.53	3.82	2.30	0.52	3.77	0.30	218.95	0.70	30.76	167.10	26.03	181.55	30.19	0.38	2.54	56.14
Companies Without Dividends(14)	16.29	15.97	0.38	2.79	1.69	0.41	2.90	0.66	220.37	0.64	31.77	156.90	25.52	160.30	32.05	0.00	0.00	0.00
Equity/Assets 6-12%(14)	10.08	9.53	0.42	4.24	2.69	0.42	4.16	0.44	200.40	0.76	30.62	156.72	15.93	169.27	31.59	0.41	2.32	0.00
Equity/Assets >12%(25)	18.60	17.79	0.50	3.02	1.75	0.51	3.07	0.38	233.66	0.63	31.56	166.75	31.01	175.94	29.14	0.15	1.22	17.27
Holding Company Structure(37)	15.37	14.61	0.47	3.47	2.10	0.47	3.48	0.42	220.89	0.70	31.01	163.27	25.37	174.24	30.70	0.24	1.59	10.67
Assets Over $1 Billion(11)	15.62	14.58	0.42	3.21	1.61	0.46	3.38	0.54	333.94	0.68	27.11	194.60	29.07	210.34	27.40	0.33	1.35	0.00
Assets $500 Million-$1 Billion(9)	17.79	17.76	0.46	3.08	1.94	0.46	3.02	0.15	374.43	0.53	29.56	154.95	28.73	155.33	29.56	0.12	1.04	0.00
Assets $250-$500 Million(19)	15.18	14.41	0.49	3.56	2.25	0.47	3.46	0.39	205.06	0.74	32.31	151.13	23.33	161.88	32.38	0.21	1.86	21.69
Assets less than $250 Million(1)	15.24	15.24	0.78	5.12	4.06	0.89	5.81	0.72	98.41	0.84	24.66	123.58	18.83	123.58	21.70	0.32	2.95	72.73
Goodwill Companies(18)	14.72	13.19	0.41	3.27	1.94	0.43	3.30	0.38	264.48	0.75	30.94	166.04	25.21	189.06	32.34	0.27	2.04	0.00
Non-Goodwill Companies(21)	16.34	16.34	0.52	3.62	2.19	0.52	3.62	0.42	180.34	0.63	31.06	163.15	26.55	163.15	29.34	0.23	1.37	17.27
MHC Institutions(40)	15.68	14.96	0.47	3.44	2.07	0.48	3.44	0.40	219.41	0.68	31.01	163.31	25.84	173.65	30.70	0.24	1.60	14.03
MHC Converted Last 3 Months(1)	15.96	12.17	0.34	2.11	1.64	0.31	1.97	0.00	0.00	0.00	NM	128.23	20.46	168.14	NM	0.00	0.00	0.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations.
The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of July 26, 2007

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets	Tang. Equity/ Assets	Reported Earnings ROA(5)	Reported Earnings ROE(5)	Reported Earnings ROI(5)	Core Earnings ROA(5)	Core Earnings ROE(5)	NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi- dend Yield	Payout Ratio(7)
		(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY	5.69	4.83	0.74	12.90	7.08	0.74	12.82	0.29	129.90	0.53	14.13	187.75	10.68	221.39	14.22	1.04	4.41	62.28
BFF	BFC Financial Corp. of FL(8)	2.14	1.12	-0.05	-2.20	-3.00	-0.11	-5.29	0.34	168.71	1.09	NM	73.35	1.57	139.92	NM	0.00	0.00	NM
BBX	BankAtlantic Bancorp of FL	8.08	6.87	0.23	2.78	3.14	0.05	0.56	0.41	162.60	1.08	31.84	89.74	7.25	105.57	NM	0.16	2.01	64.00
DSL	Downey Financial Corp. of CA	9.45	9.43	1.21	15.10	13.75	1.06	13.22	0.68	55.22	0.46	7.27	102.75	9.71	102.97	8.31	0.48	0.90	6.58
FED	FirstFed Financial Corp. of CA	8.56	8.56	1.34	19.50	16.85	1.28	18.61	0.21	560.30	1.43	5.93	105.81	9.06	105.92	6.22	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc. of MI	5.17	5.17	0.42	8.00	9.06	0.25	4.74	1.03	28.58	0.41	11.04	88.90	4.59	88.90	18.64	0.40	3.52	38.83
GLK	Great Lakes Bancorp, Inc of NY	14.99	14.99	-0.16	-1.05	-0.99	-0.16	-1.05	0.41	103.90	0.73	NM	106.20	15.92	106.20	NM	0.00	0.00	NM
IMB	IndyMac Bancorp, Inc. of CA	6.92	6.54	1.17	16.67	10.00	-0.39	-5.52	0.63	33.79	0.35	5.55	85.32	5.90	90.27	NM	2.00	8.39	46.62
NYB	New York Community Bcrp of NY	13.27	5.24	0.82	6.40	4.56	0.90	7.01	0.08	378.77	0.44	21.93	137.19	18.21	347.54	20.04	1.00	6.16	NM
NAL	NewAlliance Bancshares of CT	17.95	10.52	0.65	3.50	3.07	0.67	3.58	0.17	300.03	0.93	32.62	108.56	19.48	185.14	31.86	0.26	1.90	61.90
PFB	PFF Bancorp, Inc. of Pomona CA	8.72	8.69	1.24	14.52	14.49	1.24	14.58	0.83	NA	1.11	6.90	97.23	8.48	97.57	6.07	0.76	4.61	31.80
PFS	Provident Fin. Serv. Inc of NJ	17.74	10.29	0.92	5.19	5.92	0.89	5.06	0.14	401.56	0.87	16.91	89.40	15.88	154.35	17.31	0.40	2.78	47.06
SOV	Sovereign Bancorp, Inc. of PA	10.34	3.68	0.04	0.42	0.36	0.43	4.53	0.31	170.85	0.87	NM	110.26	11.40	309.49	26.00	0.32	1.64	NM
AMEX Traded Companies																			
FDT	Federal Trust Corp of FL	7.73	7.73	0.33	4.67	4.35	0.30	4.13	1.66	42.46	0.88	23.00	102.75	7.94	102.75	26.00	0.16	2.60	61.54
GOV	Gouverneur Bcp MHC of NY(42.0)	15.24	15.24	0.78	5.12	4.06	0.89	5.81	0.72	98.41	0.04	26.66	123.58	18.83	123.58	21.70	0.32	2.95	72.73
NFD	New Westfield Fin. Inc. of MA	28.94	28.94	0.60	2.92	1.87	0.64	3.09	0.10	528.89	1.45	NM	98.91	28.62	98.91	NM	0.20	2.20	NM
TSH	Teche Hlding Cp of N Iberia LA	9.08	8.55	1.03	11.37	7.27	1.03	11.30	0.70	99.49	0.89	13.76	152.01	13.81	161.50	13.85	1.28	2.84	39.14
WSB	Washington SB, FSB of Bowie MD	14.20	14.20	0.88	6.07	6.05	0.71	5.44	NA	NA	NA	16.52	97.66	13.87	97.66	18.44	0.16	2.02	33.33
NASDAQ Listed OTC Companies																			
ABBCD	Abington Bancorp, Inc. of PA	22.13	22.13	0.84	3.81	3.96	0.84	3.81	0.28	62.69	0.25	25.24	96.19	21.29	96.19	25.24	0.18	1.93	48.65
ALLB	Alliance Bank MHC of PA (45.0)	11.82	11.82	0.34	3.72	2.09	0.34	3.72	0.38	174.41	1.13	NM	132.65	15.60	132.65	NM	0.20	2.20	NM
ASBI	Ameriana Bancorp of IN	7.41	7.22	-0.27	-3.62	-4.31	-0.09	-1.15	0.92	65.07	1.02	NM	87.73	6.50	90.06	NM	0.16	1.68	NM
ABNJ	American Bancorp of NJ	19.64	19.64	0.24	1.03	0.96	0.24	1.03	NA	NA	0.56	NM	118.90	23.35	118.90	NM	0.16	1.54	NM
ABCW	Anchor BanCorp Wisconsin of WI	7.42	6.98	0.88	11.81	7.88	0.83	11.15	0.89	50.22	0.53	12.69	146.95	10.91	156.15	13.44	0.72	3.15	40.00
ACFC	Atl Cst Fed Cp of GA MHC(36.0)(8)	10.15	9.83	0.59	5.19	2.46	0.59	5.19	0.40	141.04	0.74	NM	216.41	21.97	223.55	NM	0.56	3.93	NM
BCSB	BCSB Bankcorp MHC of MD (36.5)(8)	4.74	4.40	-1.36	-30.60	-17.46	-0.86	-19.49	0.36	96.92	0.61	NM	176.12	8.35	189.81	NM	0.00	0.00	NM
BKMU	Bank Mutual Corp of WI	13.85	12.33	0.56	3.79	3.35	0.55	3.69	0.46	79.95	0.57	29.83	117.51	16.27	131.94	30.69	0.32	2.98	NM
BFIN	BankFinancial Corp. of IL	19.76	17.73	0.53	2.63	2.68	0.51	2.56	0.57	115.13	0.85	37.27	103.22	20.40	115.01	38.31	0.28	2.03	NM
BKUNA	BankUnited Fin. Corp. of FL	5.72	5.51	0.75	13.41	16.87	0.66	11.77	0.33	86.81	0.35	5.93	73.94	4.23	76.65	6.75	0.02	0.12	0.72
BNCL	Beneficial Mut MHC of PA(44.3)	15.96	12.17	0.34	2.11	1.64	0.31	1.97	NA	NA	NA	NM	128.23	20.46	168.14	NM	0.00	0.00	0.00
BFBC	Benjamin Frkln Bncrp Inc of MA	12.23	8.12	0.46	3.76	3.77	0.58	4.82	0.17	373.45	0.99	26.50	99.70	12.13	150.06	20.70	0.24	1.81	48.00
BHLB	Berkshire Hills Bancorp of MA	12.10	6.53	0.53	4.47	4.51	0.67	5.64	0.61	147.40	1.14	22.18	95.78	11.59	177.37	17.55	0.56	1.96	43.41
BRBI	Blue River Bancshares of IN	7.80	6.33	0.26	3.16	2.87	0.26	3.16	2.04	41.04	0.99	34.88	108.56	8.47	133.81	34.88	0.09	1.61	56.25
BOFI	Bofi Holding, Inc. Of CA	8.02	8.02	0.39	4.52	4.81	0.34	4.02	NA	NA	0.28	20.78	91.11	7.31	91.11	23.38	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA	5.85	5.85	0.54	9.41	5.25	0.54	9.41	0.01	NA	0.70	10.81	96.33	5.64	96.33	10.81	0.20	1.91	20.62
BRKL	Brookline Bancorp, Inc. of MA	24.15	22.00	0.06	3.40	3.20	0.86	3.40	0.08	NA	1.28	31.29	111.65	26.96	122.58	31.29	0.34	3.20	NM
BFSB	Brooklyn Fed MHC of NY (30.0)	21.10	21.10	0.96	4.67	1.97	0.96	4.67	0.03	NA	0.63	NM	227.11	47.91	227.11	NM	0.12	0.84	42.86
CITZ	CFS Bancorp, Inc of Munster IN	10.54	10.43	0.42	4.02	3.46	0.37	3.53	2.22	40.18	1.42	28.93	119.28	12.57	120.49	32.93	0.48	3.39	NM
CMSB	CMS Bancorp, Inc. of NY	17.10	17.18	0.13	0.77	0.86	0.07	0.43	NA	NA	0.21	NM	89.51	15.38	89.51	NM	0.00	0.00	0.00
CFFN	Capitol Fd Fn MHC of KS (29.5)	10.75	10.75	0.49	4.64	1.65	0.49	4.64	0.10	49.02	0.08	NM	279.44	30.04	279.44	NM	2.00	6.11	NM
CARV	Carver Bancorp, Inc. of NY	7.02	6.15	0.36	5.20	6.65	0.52	7.47	0.48	143.24	0.89	15.05	75.32	5.28	85.97	10.47	0.36	2.32	34.95
CEBK	Central Bncrp of Somerville MA	7.21	6.81	0.27	3.76	3.71	0.21	2.85	0.06	NA	0.84	26.92	98.55	7.11	104.30	35.51	0.72	2.94	NM
CFBK	Central Federal Corp. of OH	11.99	11.99	0.12	0.91	0.94	0.02	0.15	0.13	710.10	1.11	NM	97.85	11.74	97.85	NM	0.36	5.65	NM
CHEV	Cheviot Fin Cp MHC of OH(42.1)	22.77	22.77	0.59	2.60	1.53	0.59	2.60	0.09	296.44	0.34	NM	169.61	38.63	169.61	NM	0.32	2.45	NM
CBNK	Chicopee Bancorp, Inc. of MA	23.46	23.46	-0.53	-2.79	-2.17	-0.58	-3.06	0.38	169.96	0.81	NM	97.61	22.90	97.61	NM	0.00	0.00	NM
CZWI	Citizens Comm Bncorp Inc of WI	25.69	23.31	0.07	0.27	0.33	0.07	0.27	NA	NA	0.31	NM	82.49	21.19	90.91	NM	0.20	2.22	NM
CTZN	Citizens First Bancorp of MI	10.02	9.33	0.53	5.37	6.10	0.52	5.23	1.63	49.46	0.89	16.39	85.64	8.58	92.00	16.83	0.36	1.91	31.30
CSBC	Citizens South Banking of NC	11.61	7.33	0.76	6.65	5.66	0.78	6.65	0.42	182.98	1.16	17.68	117.22	13.61	185.57	17.68	0.32	2.51	44.44
CSBK	Clifton Svg Bp MHC of NJ(43.3)	23.30	23.30	0.35	1.48	1.00	0.35	1.48	0.01	NA	0.32	NM	150.98	35.18	150.98	NM	0.28	2.00	NM
COBK	Colonial Bank MHC of NJ (46.0)	9.03	9.03	0.45	4.63	3.22	0.44	4.51	0.06	589.27	0.68	31.08	140.60	12.70	140.60	31.92	0.00	0.00	0.00
CFFC	Community Fin. Corp. of VA	8.49	8.49	0.96	11.56	5.80	0.96	11.56	0.31	214.02	0.77	10.21	111.24	9.45	111.24	10.21	0.28	2.63	26.80
DCOM	Dime Community Bancshars of NY	8.65	6.96	0.88	9.55	6.91	0.82	8.95	0.11	630.23	0.57	14.48	141.41	12.22	175.73	15.46	0.56	4.90	70.89
ESBF	ESB Financial Corp. of PA	6.88	4.54	0.51	7.84	7.79	0.49	7.54	0.22	120.33	0.88	12.83	95.83	6.59	145.08	13.35	0.40	4.05	51.95
ESSA	ESSA Bancorp, Inc. of PA	21.52	21.52	0.66	3.04	3.27	0.66	3.04	NA	NA	0.69	30.57	93.84	20.03	93.04	30.57	0.00	0.00	0.00
ESBK	Elmira Svgs Bank, FSB of NY	6.53	6.54	0.47	7.06	5.69	0.63	9.38	0.11	423.66	0.70	17.59	119.51	7.88	120.50	13.25	0.80	3.92	68.97
EBTX	Encore Bancshares, Inc. of TX(8)	0.00	0.00	NM	NM	0.00	NM	NM	NA	NA	NA	NM	NM	0.00	NM	NM	0.00	0.00	NM
FFDF	FFD Financial Corp of Dover OH	10.44	10.44	0.94	8.98	8.99	0.87	8.35	NA	NA	0.57	11.13	99.31	10.37	99.31	11.95	0.56	3.52	39.16
FFCO	FedFirst Fin MHC of PA (45.8)	16.23	15.86	-0.31	-1.90	-1.43	-0.31	-1.90	0.47	64.82	0.51	NM	132.03	21.43	135.16	NM	0.00	0.00	NM
FSBI	Fidelity Bancorp, Inc. of PA	6.34	5.97	0.57	9.41	8.24	0.46	7.71	NA	NA	0.62	12.14	108.41	6.88	115.28	14.82	0.56	3.34	40.58

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit 1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of July 26, 2007

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	Core Earnings: ROA(5) (%)	ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
FBTC First BancTrust Corp of IL	8.88	8.45	0.36	4.01	4.00	0.32	3.58	0.71	100.82	1.13	25.00	99.31	8.81	104.36	28.05	0.24	2.09	52.17
FBEI First Bancorp of Indiana of IN	9.35	7.45	0.22	2.32	2.87	0.19	1.99	NA	NA	0.50	34.88	81.12	7.59	101.76	NM	0.60	4.00	NM
FBSI First Bancshares, Inc. of MO	11.02	10.90	-0.13	-1.11	-1.15	-0.16	-1.40	NA	NA	1.66	NM	96.62	10.65	97.70	NM	0.00	0.00	NM
FCAP First Capital, Inc. of IN	9.86	8.58	0.78	8.11	7.57	0.71	7.39	1.16	43.68	0.74	13.21	104.66	10.32	120.26	14.50	0.68	4.15	54.84
FCLF First Clover Leaf Fin Cp of IL	24.75	21.75	0.75	3.06	2.36	0.78	3.19	0.34	123.29	0.70	NM	98.74	24.44	112.36	NM	0.24	2.36	NM
FCFL First Community Bk Corp of FL	8.63	8.51	0.92	10.68	5.64	0.92	10.68	0.13	675.48	1.02	17.74	189.44	16.34	191.91	17.74	0.00	0.00	0.00
FDEF First Defiance Fin. Corp of OH	10.83	8.17	1.02	9.71	8.22	0.91	8.67	0.65	137.13	1.11	12.16	113.57	12.31	150.66	13.63	1.00	3.84	46.73
FFNM First Fed of N. Michigan of MI	12.83	11.41	0.18	0.76	1.07	0.11	0.84	1.59	46.67	1.01	NM	71.99	9.24	80.97	NM	0.20	2.39	NM
FFBH First Fed. Bancshares of AR	8.90	8.90	0.64	7.22	5.10	0.58	6.46	2.76	10.93	0.64	19.61	146.56	13.04	146.56	21.91	0.64	2.86	56.14
FFSX First Federal Bankshares of IA	10.82	7.96	0.52	4.57	4.96	0.38	3.34	0.70	48.82	0.47	20.15	90.75	9.82	123.37	27.56	0.42	2.24	45.16
FFCH First Fin. Holdings Inc. of SC	7.04	6.19	1.04	15.06	8.18	0.99	14.35	0.22	250.45	0.69	12.33	177.42	12.48	201.78	12.84	1.00	3.52	43.10
FFHS First Franklin Corp. of OH	7.76	7.76	0.41	5.17	5.78	0.65	8.22	1.35	35.90	0.55	17.31	88.24	6.85	88.24	10.89	0.36	2.67	46.15
FKFS First Keystone Fin., Inc of PA	6.65	6.65	0.16	2.71	2.21	0.20	3.35	0.75	89.09	1.12	NM	107.69	7.16	107.69	36.67	0.00	0.00	0.00
FMSB First Mutual Bncshrs Inc of WA(8)	6.85	6.85	1.01	16.35	6.31	0.81	13.06	0.32	280.99	1.10	15.85	240.43	16.46	240.43	19.84	0.36	1.39	21.95
FNFG First Niagara Fin. Group of NY	17.46	8.05	1.06	6.05	6.57	1.08	6.20	0.20	445.01	1.24	15.22	92.04	16.07	199.67	14.84	0.56	4.66	70.89
FPTB First PacTrust Bancorp of CA	10.56	10.56	0.58	5.74	4.78	0.58	5.74	0.24	239.24	0.65	20.93	116.73	12.32	116.73	20.93	0.74	3.37	70.48
FPFC First Place Fin. Corp. of OH	10.66	7.34	0.82	7.96	9.09	0.72	7.01	0.96	79.57	0.94	11.00	81.57	8.70	110.42	12.50	0.62	3.97	43.66
FFIC Flushing Fin. Corp. of NY	7.47	6.86	0.77	10.10	6.54	0.74	9.59	0.11	225.75	0.39	15.28	146.32	10.93	159.43	16.10	0.48	3.17	48.48
FXCB Fox Chase Bncp MHC of PA(44.5)	17.05	17.05	0.49	3.35	2.22	0.47	3.22	0.43	91.44	0.78	NM	130.63	22.27	130.63	NM	0.00	0.00	0.00
FBTX Franklin Bank Corp of TX	7.30	3.99	0.30	4.40	5.00	0.05	0.81	0.62	33.80	0.30	30.00	85.90	6.27	157.07	NM	0.00	0.00	0.00
GSLA GS Financial Corp. of LA	16.13	16.13	1.13	7.32	7.65	1.14	7.42	0.11	NA	3.69	13.07	93.07	15.02	93.07	12.90	0.40	2.80	26.14
PEDE Great Pee Dee Bancorp of SC(8)	12.48	12.24	0.73	5.85	4.76	0.71	5.72	0.41	221.25	1.06	21.01	122.46	15.29	124.92	21.49	0.64	3.42	71.91
GCBC Green Co Bcrp MHC of NY (44.4)	11.00	11.00	0.76	6.87	4.63	0.82	7.35	0.13	342.86	0.70	21.58	144.37	15.88	144.37	20.16	0.50	4.07	NM
HFFC HF Financial Corp. of SD	6.20	5.71	0.56	9.26	8.30	0.75	12.26	0.44	130.74	0.76	12.04	110.39	6.85	120.00	9.10	0.42	2.46	29.58
HMNF HMN Financial, Inc. of MN	8.49	8.14	0.88	9.58	6.00	0.76	8.30	1.07	94.71	1.20	16.66	157.01	13.32	163.66	19.23	1.00	2.87	47.85
HBNK Hampden Bancorp, Inc. of MA	19.92	19.92	-0.52	-4.13	-3.43	-0.54	-4.25	0.72	69.95	0.89	NM	79.69	15.87	79.69	NM	0.12	1.18	NM
HARL Harleysville Svgs Fin Cp of PA	6.44	6.44	0.47	7.44	6.05	0.46	7.19	NA	NA	0.48	16.52	121.12	7.80	121.12	17.08	0.68	4.47	73.91
HWFG Harrington West Fncl Grp of CA	6.15	5.58	0.70	12.11	9.00	0.71	12.28	0.01	NA	0.79	11.11	128.21	7.88	141.22	10.96	0.50	3.13	34.72
HBOS Heritage Fn Gp MHC of GA(29.9)	14.46	14.24	0.66	3.94	1.79	0.66	3.94	0.14	702.76	1.46	NM	229.01	33.11	232.50	NM	0.24	1.79	NM
HIFS Hingham Inst. for Sav. of MA	7.51	7.51	0.63	8.38	6.56	0.63	8.38	0.03	NA	0.66	15.25	124.23	9.33	124.23	15.25	0.80	2.60	39.60
HOME Home Fed Bncp MHC of ID (40.8)(8)	14.89	14.89	0.77	5.37	2.67	0.64	4.53	NA	NA	0.56	37.42	195.06	29.04	195.06	NM	0.32	1.55	57.89
HFBC HopFed Bancorp, Inc. of KY	6.90	5.81	0.50	7.25	6.63	0.52	7.46	0.16	370.95	0.90	15.08	105.72	7.29	125.55	14.65	0.48	3.09	46.60
HCBK Hudson City Bancorp, Inc of NJ	12.89	12.46	0.86	5.78	4.55	0.86	5.78	0.09	92.36	0.15	22.00	130.84	16.86	135.31	22.00	0.34	2.86	62.96
IFSB Independence FSB of DC	7.50	7.50	-2.30	-29.06	-23.76	-2.63	-33.17	0.69	45.02	0.45	NM	131.68	9.87	131.68	NM	0.00	0.00	NM
ISBC Investors Bcrp MHC of NJ(45.7)	15.75	15.75	0.48	2.91	1.87	0.52	3.16	0.22	55.49	0.20	NM	161.13	25.38	161.13	NM	0.00	0.00	0.00
JXSB Jcksnville Bcp MHC of IL(47.7)	7.79	6.77	0.26	3.26	2.54	0.26	3.26	0.56	123.94	1.17	39.38	123.98	9.66	142.75	39.38	0.30	2.24	NM
JFBI Jefferson Bancshares Inc of TN	22.33	22.33	0.44	1.91	1.88	0.49	2.17	0.17	378.46	0.76	NM	102.54	22.90	102.54	NM	0.24	2.05	NM
KFED K-Fed Bancorp MHC of CA (37.3)(8)	11.47	10.93	0.62	5.13	2.56	0.62	5.13	NA	NA	0.43	39.00	202.13	23.19	212.16	39.00	0.40	3.02	NM
KNBT KNBT Bancorp, Inc. of PA	12.44	7.87	0.80	6.69	7.05	0.83	6.91	0.21	286.02	0.97	14.18	92.74	11.54	146.59	13.72	0.40	3.10	43.96
KFFB KY Fst Fed Bp MHC of KY (44.5)	23.34	17.66	0.31	1.33	0.98	0.31	1.33	0.49	55.38	0.44	NM	136.83	31.93	180.83	NM	0.40	3.93	NM
KRNY Kearny Fin Cp MHC of NJ (29.7)	23.57	19.47	0.18	0.74	0.41	0.18	0.74	0.04	769.39	0.71	NM	102.45	43.01	220.88	NM	0.20	1.66	NM
LSBX LSB Corp of No. Andover MA	10.58	10.58	0.12	1.13	0.90	0.57	5.33	0.19	407.66	1.42	NM	120.44	12.74	120.44	23.48	0.56	3.61	NM
LSBI LSB Fin. Corp. of Lafayette IN	9.74	9.74	0.88	9.40	8.15	0.84	8.99	3.17	23.72	0.91	12.27	112.32	10.94	112.32	12.84	1.00	4.03	49.50
LSBK Lake Shore Bnp MHC of NY(45.0)	15.39	15.39	0.50	3.67	2.63	0.50	3.67	0.42	84.25	0.63	38.00	125.27	19.28	125.27	38.00	0.12	1.17	44.44
LEGC Legacy Bancorp, Inc. of MA	17.56	17.10	0.27	1.49	1.67	0.45	2.44	0.23	356.70	0.81	NM	91.27	16.03	93.27	36.58	0.16	1.21	72.73
LBCP Liberty Bancorp, Inc. of MO	16.39	16.39	0.64	4.76	3.62	0.59	4.38	0.96	75.09	1.09	27.63	102.04	16.73	102.04	30.00	0.10	0.95	26.32
LABC Louisiana Bancorp, Inc. of LA	31.07	31.07	0.75	2.42	2.99	0.75	2.42	NA	NA	NA	33.50	80.91	25.14	80.91	33.50	0.00	0.00	0.00
MAFB MAF Bancorp, Inc. of IL(8)	10.41	6.54	0.72	7.54	4.60	0.73	7.70	0.63	56.70	0.55	21.73	160.50	16.72	255.57	21.30	1.08	2.04	44.26
MFBC MFB Corp. of Mishawaka IN	8.14	7.45	0.73	9.36	8.36	0.73	9.33	1.56	72.44	1.39	11.96	107.83	8.78	117.85	12.00	0.66	1.36	33.49
MSBF MSB Fin Corp MHC of NJ (45.0)	15.27	15.27	0.52	5.00	2.88	0.52	5.00	NA	NA	0.39	34.68	126.43	19.31	126.43	34.68	0.00	0.00	0.00
MGYR Magyar Bancorp MHC of NJ(46.0)	10.44	10.44	0.19	1.82	1.23	0.18	1.70	1.63	55.56	1.12	NM	147.88	15.44	147.88	NM	0.00	0.00	0.00
MASB MassBank Corp. of Reading MA	13.11	12.98	0.85	6.91	4.97	0.81	6.55	0.02	NA	0.60	20.12	135.24	17.74	136.60	21.25	1.12	3.29	66.27
MFLR Mayflower Co-Op. Bank of MA	8.11	8.09	0.47	5.97	4.70	0.42	5.41	0.01	NA	1.21	21.30	124.46	10.10	124.73	23.47	0.48	3.48	74.07
CASH Meta Financial Group of IA	6.13	5.67	0.07	1.11	0.47	0.36	6.10	1.20	114.57	1.39	NM	231.03	14.16	250.00	38.65	0.52	1.29	NM
MFSF MutualFirst Fin. Inc. of IN	9.27	7.64	0.44	4.82	5.44	0.44	4.87	0.86	98.56	1.02	18.37	88.93	8.24	107.85	10.18	0.60	3.33	61.22
NASB NASB Fin, Inc. of Grandview MO	9.76	9.57	1.24	12.43	8.27	0.61	6.14	0.73	67.20	0.56	12.03	153.89	15.03	156.98	24.49	0.90	3.11	37.66
NECB NE Comm Bncrp MHC of NY (45.0)	33.53	33.53	0.56	2.10	1.28	0.56	2.10	NA	NA	0.57	NM	127.62	42.75	127.62	NM	0.00	0.00	0.00
NHTB NH Thrift Bancshares of NH	7.19	5.33	0.71	9.89	6.14	0.61	8.51	0.11	527.19	0.80	16.28	162.97	11.72	219.74	18.93	0.52	3.43	55.91
NVSL Naug Vlly Fin MHC of CT (44.2)	11.91	11.86	0.32	2.48	1.52	0.32	2.48	0.49	103.03	0.65	NM	164.33	19.56	164.85	NM	0.20	1.79	NM
NTBK NetBank, Inc. of Alpharetta GA(8)	6.21	5.03	-4.82	NM	NM	-3.66	-46.39	3.76	20.24	1.12	NM	6.25	0.39	7.71	NM	0.00	0.00	NM
NEBS New England Bnchrs Inc. of CT	20.60	19.98	0.37	1.78	1.68	0.35	1.69	0.21	313.84	0.94	NM	105.92	21.81	109.20	NM	0.12	1.06	63.16
NPSB Newport Bancorp, Inc. of RI	19.87	19.87	-0.40	-3.28	-2.36	-0.40	-3.28	NA	NA	0.78	NM	99.27	19.73	99.27	NM	0.00	0.00	NM
FFFD North Central Bancshares of IA	8.20	7.23	0.91	10.87	8.59	0.91	10.87	0.20	333.62	0.77	11.65	127.93	10.49	145.03	11.65	1.40	3.57	41.54
NWSB Northwest Bcrp MHC of PA(39.1)	9.04	6.59	0.72	7.84	3.69	0.71	7.76	0.72	79.81	0.85	27.11	210.26	19.00	288.26	27.40	0.88	3.38	NM
OSHC Ocean Shr Hldg MHC of NJ(44.8)	10.92	10.92	0.52	4.68	3.38	0.52	4.68	0.09	386.06	0.48	29.56	136.93	14.96	136.92	29.56	0.00	0.00	0.00
OCFC OceanFirst Fin. Corp of NJ	6.12	6.12	0.14	3.22	1.51	0.46	7.14	0.23	212.73	0.60	NM	155.95	9.54	155.95	20.40	0.80	5.04	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IB (continued)
Weekly Thrift Market Line - Part Two
Prices As Of July 26, 2007

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																		
ONFC Oneida Financl MHC of NY(44.6)	12.84	8.47	0.92	7.19	4.43	0.94	7.33	0.01	NA	0.85	22.60	156.67	20.11	237.37	22.17	0.48	4.09	NM
ORIT Oritani Fin Cp MHC of NJ(32.0)	21.75	21.75	0.21	1.35	0.53	0.23	1.54	NA	NA	1.16	NM	200.76	43.67	200.76	NM	0.00	0.00	0.00
OSBK Osage Bancshares, Inc. of OK	27.91	27.91	0.77	3.86	2.90	0.77	3.86	0.05	681.36	0.49	34.50	91.91	25.65	91.91	34.50	0.32	3.57	NM
PSBH PSB Hldgs Inc MHC of CT (45.2)	10.69	9.02	0.36	3.36	2.56	0.36	3.36	0.33	111.65	0.81	39.00	128.46	13.73	152.11	39.00	0.24	2.46	NM
PVFC PVF Capital Corp. of Solon OH	7.86	7.86	0.57	7.30	4.61	0.55	7.08	1.71	29.72	0.60	22.67	164.57	12.94	164.57	23.37	0.30	1.97	44.78
PBCI Pamrapo Bancorp, Inc. of NJ	9.17	9.17	0.93	10.08	6.52	0.88	9.58	0.36	116.32	0.63	15.34	156.15	14.32	156.15	16.15	0.92	5.00	NM
PFED Park Bancorp of Chicago IL	14.31	14.31	-0.05	-0.38	-0.29	-0.05	-0.38	2.03	13.84	0.42	NM	122.64	17.55	122.64	NM	0.72	2.32	NM
PVSA Parkvale Financial Corp of PA	7.06	5.34	0.71	10.64	7.99	0.70	10.42	0.39	204.56	1.17	12.51	129.18	9.12	170.95	12.78	0.88	2.97	37.13
PTRS Partners Trust Fin. Grp. of NY	13.28	6.46	0.58	4.37	4.17	0.61	4.63	0.11	842.58	1.49	24.00	106.01	13.99	216.61	22.64	0.28	2.33	56.00
PBHC Pathfinder BC MHC of NY (35.8)	6.60	5.35	0.31	4.51	3.75	0.25	3.56	0.55	91.05	0.72	26.63	120.05	7.92	148.17	33.73	0.41	4.05	NM
PFDC Peoples Bancorp of Auburn IN	12.58	12.08	0.58	4.56	5.02	0.56	4.41	0.47	79.99	0.51	19.52	92.03	11.58	95.82	20.68	0.76	4.19	NM
PCBI Peoples Community Bcrp. of OH	8.62	5.72	-0.51	-6.00	-7.25	-0.52	-6.06	2.54	70.29	1.71	NM	84.72	7.31	127.71	NM	0.60	3.92	NM
PBCT Peoples United Financial of CT	31.68	30.91	1.43	4.51	3.89	1.52	4.79	0.21	325.99	0.80	25.74	116.10	36.78	118.99	24.35	0.53	3.17	NM
PROV Provident Fin. Holdings of CA	7.43	7.43	0.78	9.67	10.04	0.41	5.07	0.78	105.93	1.02	9.96	99.06	7.36	99.06	18.97	0.72	3.61	36.00
PBNY Provident NY Bncrp, Inc. of NY	14.73	8.61	0.70	4.88	3.47	0.72	4.98	0.23	312.67	1.31	28.79	136.67	20.12	233.68	28.19	0.20	1.48	42.55
PBIP Prudential Bncp MHC PA (42.7)	10.19	10.19	0.79	4.17	2.43	0.79	4.17	0.08	179.37	0.31	NM	177.08	32.21	177.08	NM	0.20	1.57	64.52
PULB Pulaski Fin Cp of St. Louis MO	7.46	7.03	1.00	12.91	7.21	0.81	10.54	1.01	79.87	0.90	13.88	171.07	12.75	181.33	17.00	0.36	2.65	36.73
RPFG Rainier Pacific Fin Grp of WA	9.73	9.36	0.33	3.45	2.84	0.31	3.22	0.03	NA	1.30	35.24	118.62	11.54	123.23	37.76	0.26	1.64	57.78
RIVR River Valley Bancorp of IN	7.18	7.17	0.62	8.72	7.11	0.62	8.65	0.94	67.29	0.84	14.06	119.40	8.50	119.56	14.17	0.80	4.48	62.99
RVSB Riverview Bancorp, Inc. of WA	12.21	9.01	1.43	12.08	7.18	1.41	11.96	0.15	676.18	1.25	13.93	160.85	19.64	218.00	14.07	0.44	3.16	44.00
RCKB Rockville Fin MHC of CT (45.0)	12.55	12.47	0.57	4.40	2.44	0.56	4.28	0.11	694.49	0.96	NM	179.60	22.55	180.73	NM	0.00	0.00	0.00
ROMA Roma Fin Corp MHC of NJ (31.0)	26.72	26.65	0.63	2.82	1.15	0.63	2.82	0.04	322.04	0.31	NM	204.41	54.63	204.98	NM	0.24	1.62	NM
ROME Rome Bancorp, Inc. of Rome NY	25.14	25.14	1.13	4.18	3.58	1.10	4.08	0.38	171.02	0.73	27.90	125.30	31.50	125.30	28.60	0.32	2.80	NM
SIFI SI Fin Gp Inc MHC of CT (41.3)	10.95	10.85	0.33	3.05	1.97	0.32	2.90	0.19	298.16	0.76	NM	151.79	16.62	153.16	NM	0.16	1.57	NM
SVBI Severn Bancorp, Inc. of MD	9.80	9.75	1.70	18.42	9.95	1.66	18.06	0.76	130.87	1.14	10.05	172.07	16.86	172.85	10.26	0.24	1.57	15.79
SUPR Superior Bancorp of AL	11.37	6.11	0.34	3.47	2.16	0.25	2.56	0.43	181.43	1.11	NM	109.33	12.43	203.47	NM	0.00	0.00	0.00
SYNF Synergy Financial Group of NJ(8)	10.30	10.24	0.39	4.00	2.70	0.39	4.00	0.04	NA	0.78	37.00	143.77	14.01	144.60	37.00	0.28	3.23	NM
THRD TF Fin. Corp. of Newtown PA	10.20	9.51	0.85	8.74	6.99	0.83	8.52	0.32	135.78	0.57	14.31	119.92	12.23	128.61	14.69	0.80	2.85	40.82
TFSL TFS Fin Corp MHC of OH (31.5)	19.35	19.35	0.52	2.70	1.32	0.84	4.32	1.12	21.76	0.30	NM	204.86	39.63	204.86	NM	0.00	0.00	0.00
TONE TierOne Corp. of Lincoln NE(8)	10.59	9.13	1.23	12.12	9.23	1.23	12.07	1.29	74.92	1.11	10.83	123.44	13.07	143.16	10.88	0.32	1.28	13.91
TSBK Timberland Bancorp, Inc. of WA	12.60	11.46	1.39	10.33	7.26	1.36	10.06	0.04	NA	0.88	13.78	143.05	18.02	157.24	14.15	0.40	2.52	34.78
TRST TrustCo Bank Corp NY of NY	7.40	7.37	1.47	19.67	6.42	1.49	20.00	0.23	494.32	1.96	15.50	292.19	21.61	293.10	15.33	0.64	6.04	NM
UCBA United Comm Bncp MHC IN (45.0)	16.09	16.09	0.73	4.22	2.64	0.50	2.90	0.73	101.04	1.02	37.84	161.68	26.02	161.68	NM	0.32	2.64	NM
UCFC United Community Fin. of OH	10.35	9.05	0.85	8.22	10.30	0.77	7.46	2.15	29.20	0.81	9.71	78.36	8.11	89.54	10.71	0.38	5.22	50.67
UBMK United Fin Grp MHC of MA(46.4)(8)	13.39	13.38	0.40	2.97	1.90	0.42	3.09	0.18	390.16	0.94	NM	155.49	20.83	155.68	NM	0.24	1.90	NM
UWBK United Western Bncp, Inc of CO	5.22	5.22	0.39	7.77	4.78	0.49	9.65	0.64	63.49	0.75	20.91	160.34	8.37	160.34	16.85	0.24	0.99	20.69
VPFG ViewPoint Finl MHC of TX(45.0)	13.49	13.49	0.28	2.34	1.15	0.28	2.34	0.24	177.06	0.65	NM	176.19	23.77	176.19	NM	0.20	1.35	NM
WSFS WSFS Financial Corp. of DE	6.76	6.71	1.03	15.53	8.50	1.07	16.07	0.15	612.48	1.34	11.76	182.52	12.33	183.86	11.37	0.40	0.69	8.13
WVFC WVS Financial Corp. of PA	7.85	7.89	0.89	11.84	9.45	0.89	11.84	NA	NA	1.62	10.50	123.77	9.76	123.77	10.58	0.64	3.90	41.29
WFSL Washington Federal, Inc. of WA	13.11	12.01	1.51	10.93	7.00	1.51	10.93	0.08	344.78	0.36	14.28	151.28	19.83	165.10	14.28	0.84	3.75	53.50
WAUW Wauwatosa Hlds MHC of WI(30.4)	13.96	13.96	0.45	3.09	1.42	0.45	3.09	1.78	24.47	0.52	NM	223.05	31.15	223.05	NM	0.00	0.00	0.00
WAYN Wayne Savings Bancshares of OH	8.63	8.04	0.55	6.21	5.21	0.56	6.38	0.20	182.82	NA	19.20	119.91	10.35	128.77	18.66	0.48	3.62	69.57
WFBC Willow Financial Bcp Inc of PA	13.66	6.49	0.64	4.85	5.60	0.65	4.92	0.64	136.08	1.27	17.86	85.30	11.65	179.43	17.58	0.46	4.02	71.88

EXHIBIT 2
Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended March 31, 2007

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
BFIN	BankFinancial Corp. of IL	8,557	-303	103	0	8,357	23,175	0.36
BHLB	Berkshire Hills Bancorp of MA	11,388	5,056	-1,719	-372	14,353	8,807	1.63
BRKL	Brookline Bancorp, Inc. of MA	20,356	0	0	0	20,356	61,314	0.33
FPTB	First PacTrust Bancorp of CA	4,640	0	0	0	4,640	4,416	1.05
RPFG	Rainier Pacific Fin Grp of WA(1)	2,960	-281	96	0	2,775	6,570	0.42
RVSB	Riverview Bancorp, Inc. of WA	11,606	-301	102	0	11,407	11,708	0.97
TSBK	Timberland Bancorp, Inc. of WA	8,075	-353	120	0	7,842	7,298	1.07
WFSL	Washington Federal, Inc. of WA	137,483	-11	4	0	137,476	87,327	1.57
WFBC	Willow Financial Bcp Inc of PA	10,040	270	-92	0	10,218	15,626	0.65

(1) Financial information is for the quarter ending December 31, 2006.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT 3
PRO FORMA ANALYSIS SHEET
First Financial Northwest, Inc., Renton, WA
Prices as of July 26, 2007

Valuation Pricing Multiples		Symbol	Subject at Midpoint	Peer Group Mean	Peer Group Median	Washington Companies Mean	Washington Companies Median	All Public Thrifts Mean	All Public Thrifts Median
Price-earnings multiple	=	P/E	20.03 x	22.97x	20.93x	19.31x	14.11x	19.65x	17.68x
Price-core earnings multiple	=	P/CE	19.04 x	22.88x	17.58x	20.07x	14.22x	20.54x	18.66x
Price-book ratio	=	P/B	69.45%	120.72%	116.73%	143.45%	147.17%	126.98%	119.92%
Price-tangible book ratio	=	P/TB	73.66%	152.74%	157.24%	165.89%	161.17%	144.04%	134.56%
Price-assets ratio	=	P/A	15.30%	16.88%	18.02%	17.26%	18.83%	16.05%	13.61%

Valuation Parameters				% of Offering	% of Offering + Foundation
Pre-Conversion Earnings (Y)	$8,360,000	(Yr End 6/07)	ESOP Stock as % of Offering (E)	8.00%	7.4074%
Pre-Conversion Core Earnings	$8,812,118	(Yr End 6/07)	Cost of ESOP Borrowings (S)	0.00%	
Pre-Conversion Book Value (B)	$107,061,000	(6/07)	ESOP Amortization (T)	15.00	years
Intangibles	$14,205,854	(6/07)	RRP Stock as % of Offering (M)	4.32%	4.00%
Pre-Conv. Tang. Book Value (B)	$92,855,146	(6/07)	Stock Programs Vesting (N)	5.00	years
Pre-Conversion Assets (A)	$1,087,597,000	(6/07)	Fixed Expenses	$1,481,110	
Reinvestment Rate: (6/07 1 Yr. T-Bill)	4.900%		Variable Expenses (Midpoint)	$1,422,500	1.00%
Tax rate (TAX)	34.00%		Percent Sold (PCT)	100.00%	
A-T Reinvestment Rate(R)	3.234%		MHC Assets	$0	
Est. Conversion Expenses (1)(X)	1.68%		Options as % of Offering (O1)	10.80%	10.00%
Insider Purchases	$4,950,000		Estimated Option Value (O2)	38.70%	
Price/Share	$10.00		Option Vesting Period (O3)	5.00	years
Foundation Cash Contrib. (FC)	$0		% of Options taxable (O4)	25.00%	
Found. Stk Contrib (% of Total Shrs (F	7.4074%		Payoff of FHLB Advances (PA)	$100,000,000	@Minimum
Foundation Tax Benefit (Z)	$4,352,000		Payoff of FHLB Advances (PA)	$100,000,000	@Mid, Max, Smax
Foundation Amount (Mdpt.)	$12,800,000		Weighted Average Rate of Adv.	5.69%	

Calculation of Pro Forma Value After Conversion

1. $$V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-FC-FS)*R - (1-TAX)*E/T - (1-TAX)*M/N)-(1-(TAX*O4))*(O1*O2)/O3)}$$ V= $172,800,000

1. $$V = \frac{P/E * (Y)}{1 - P/Core E * PCT * ((1-X-E-M-FC-FS)*R - (1-TAX)*E/T - (1-TAX)*M/N)-(1-(TAX*O4))*(O1*O2)/O3)}$$ V= $172,800,000

2. $$V = \frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-FC-FS)}$$ V= $172,800,000

2. $$V = \frac{P/TB * (TB+Z)}{1 - P/TB * PCT * (1-X-E-M-FC-FS)}$$ V= $172,800,000

3. $$V = \frac{P/A * (A+Z+PA)}{1 - P/A * PCT * (1-X-E-M-FC-FS)}$$ V= $172,800,000

Valuation Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued	Price Per Share	Market Value of Stock Sold in Offering	Market Value of Stock Issued in Reorganization
Supermaximum	0	21,160,000	1,692,800	22,852,800	$10.00	$211,600,000	$228,528,000
Maximum	0	18,400,000	1,472,000	19,872,000	10.00	184,000,000	$198,720,000
Midpoint	0	16,000,000	1,280,000	17,280,000	10.00	160,000,000	$172,800,000
Minimum	0	13,600,000	1,088,000	14,688,000	10.00	136,000,000	$146,880,000

Valuation Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued
Supermaximum	0.000%	92.593%	7.407%	100.000%
Maximum	0.000%	92.593%	7.407%	100.000%
Midpoint	0.000%	92.593%	7.407%	100.000%
Minimum	0.000%	92.593%	7.407%	100.000%

(1) Estimated offering expenses at midpoint of the offering.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
First Financial Northwest, Inc., Renton, WA
At the Minimum of the Range

1.	**Market Value of Shares Sold In Offering:**	**$136,000,000**
	Market Value of Shares Issued to Foundation:	**10,880,000**
	Total Market Value of Company:	**$146,880,000**
2.	Offering Proceeds of Shares Sold In Offering	$136,000,000
	Less: Estimated Offering Expenses	2,682,810
	Net Conversion Proceeds	$133,317,190
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$133,317,190
	Less: Cash Contribution to Foundation	0
	Less: Payoff of FHLB Advances	(100,000,000)
	Less: Non-Cash ESOP/MRP Stock Purchases (1)	(16,755,200)
	Net Conversion Proceeds Reinvested	$16,561,990
	Estimated After-Tax Reinvestment Rate	3.23%
	Earnings from Reinvestment of Proceeds	$535,615
	Plus: Reduction in FHLB Advanve Interest Expense(2)	3,755,400
	Less: Estimated cost of ESOP borrowings(3)	0
	Less: Amortization of ESOP borrowings(3)	(478,720)
	Less: Stock Programs Vesting (4)	(775,526)
	Less: Option Plan Vesting (5)	(1,040,219)
	Net Earnings Increase	$1,996,550

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2007 (reported)	$6,360,000	$1,996,550	$8,356,550
12 Months ended June 30, 2007 (core)	$6,812,118	$1,996,550	$8,808,668

5. Pro Forma Net Worth	Before Conversion	Net Capital Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2007	$107,061,000	$116,561,990	$3,699,200	$227,322,190
June 30, 2007 (Tangible)	$92,855,146	$116,561,990	$3,699,200	$213,116,336

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Paydown of FHLB Adv.	Tax Benefit of Foundation	After Conversion
June 30, 2007	$1,087,597,000	$116,561,990	($100,000,000)	$3,699,200	$1,107,858,190

(1) Includes ESOP purchases equal to 8.0% of the offering, and stock program purchases equal to 4.00% of the offering plus the foundation.
(2) Reduction in interest expense is tax effected at 34%.
(3) ESOP stock amortized over 15 years, and amortization expense is tax effected at 34%.
(4) Stock programs amortized over 5 years, and amortization expense is tax effected at 34%.
(5) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
First Financial Northwest, Inc., Renton, WA
At the Midpoint of the Range

1.	**Market Value of Shares Sold In Offering:**	**$160,000,000**
	Market Value of Shares Issued to Foundation:	**12,800,000**
	Total Market Value of Company:	**$172,800,000**
2.	Offering Proceeds of Shares Sold In Offering	$160,000,000
	Less: Estimated Offering Expenses	2,903,610
	Net Conversion Proceeds	$157,096,390
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$157,096,390
	Less: Cash Contribution to MHC	0
	Less: Payoff of FHLB Advances	(100,000,000)
	Less: Non-Cash ESOP/MRP Stock Purchases (1)	(19,712,000)
	Net Conversion Proceeds Reinvested	$37,384,390
	Estimated After-Tax Reinvestment Rate	3.23%
	Earnings from Reinvestment of Proceeds	$1,209,011
	Plus: Reduction In FHLB Advanve Interest Expense(2)	3,755,400
	Less: Estimated cost of ESOP borrowings(3)	0
	Less: Amortization of ESOP borrowings(3)	(563,200)
	Less: Stock Programs Vesting (4)	(912,384)
	Less: Option Plan Vesting (5)	(1,223,787)
	Net Earnings Increase	$2,265,040

4.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended June 30, 2007 (reported)	$6,360,000	$2,265,040	$8,625,040
	12 Months ended June 30, 2007 (core)	$6,812,118	$2,265,040	$9,077,159

5.	Pro Forma Net Worth	Before Conversion	Net Capital Proceeds	Tax Benefit of Foundation	After Conversion
	June 30, 2007	$107,061,000	$137,384,390	$4,352,000	$248,797,390
	June 30, 2007 (Tangible)	$92,855,146	$137,384,390	$4,352,000	$234,591,536

6.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Paydown of FHLB Adv.	Tax Benefit of Foundation	After Conversion
	June 30, 2007	$1,087,597,000	$137,384,390	($100,000,000)	$4,352,000	$1,129,333,390

(1) Includes ESOP purchases equal to 8.0% of the offering, and stock program purchases equal to 4.00% of the offering plus the foundation.
(2) Reduction in interest expense is tax effected at 34%.
(3) ESOP stock amortized over 15 years, and amortization expense is tax effected at 34%.
(4) Stock programs amortized over 5 years, and amortization expense is tax effected at 34%.
(5) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
First Financial Northwest, Inc., Renton, WA
At the Maximum of the Range

1.	**Market Value of Shares Sold In Offering:**	**$184,000,000**
	Market Value of Shares Issued to Foundation:	**14,720,000**
	Total Market Value of Company:	**$198,720,000**
2.	Offering Proceeds of Shares Sold In Offering	$184,000,000
	Less: Estimated Offering Expenses	3,124,410
	Net Conversion Proceeds	$180,875,590
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$180,875,590
	Less: Cash Contribution to MHC	0
	Less: Payoff of FHLB Advances	(100,000,000)
	Less: Non-Cash ESOP/MRP Stock Purchases (1)	(22,668,800)
	Net Conversion Proceeds Reinvested	$58,206,790
	Estimated After-Tax Reinvestment Rate	3.23%
	Earnings from Reinvestment of Proceeds	$1,882,408
	Plus: Reduction in FHLB Advanve Interest Expense(2)	3,755,400
	Less: Estimated cost of ESOP borrowings(3)	0
	Less: Amortization of ESOP borrowings(3)	(647,680)
	Less: Stock Programs Vesting (4)	(1,049,242)
	Less: Option Plan Vesting (5)	(1,407,355)
	Net Earnings Increase	$2,533,531

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2007 (reported)	$6,360,000	$2,533,531	$8,893,531
12 Months ended June 30, 2007 (core)	$6,812,118	$2,533,531	$9,345,650

5. Pro Forma Net Worth	Before Conversion	Net Capital Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2007	$107,061,000	$158,206,790	$5,004,800	$270,272,590
June 30, 2007 (Tangible)	$92,855,146	$158,206,790	$5,004,800	$256,066,736

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Paydown of FHLB Adv.	Tax Benefit of Foundation	After Conversion
June 30, 2007	$1,087,597,000	$158,206,790	($100,000,000)	$5,004,800	$1,150,808,590

(1) Includes ESOP purchases equal to 8.0% of the offering, and stock program purchases equal to 4.00% of the offering plus the foundation.
(2) Reduction in interest expense is tax effected at 34%.
(3) ESOP stock amortized over 15 years, and amortization expense is tax effected at 34%.
(4) Stock programs amortized over 5 years, and amortization expense is tax effected at 34%.
(5) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
First Financial Northwest, Inc., Renton, WA
At the Supermaximum Value

1.	**Market Value of Shares Sold In Offering:**	**$211,600,000**
	Market Value of Shares Issued to Foundation:	**16,928,000**
	Total Market Value of Company:	**$228,528,000**
2.	Offering Proceeds of Shares Sold In Offering	$211,600,000
	Less: Estimated Offering Expenses	3,378,330
	Net Conversion Proceeds	$208,221,670
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$208,221,670
	Less: Cash Contribution to MHC	0
	Less: Payoff of FHLB Advances	(100,000,000)
	Less: Non-Cash ESOP/MRP Stock Purchases (1)	(26,069,120)
	Net Conversion Proceeds Reinvested	$82,152,550
	Estimated After-Tax Reinvestment Rate	3.23%
	Earnings from Reinvestment of Proceeds	$2,656,813
	Plus: Reduction in FHLB Advanve Interest Expense(2)	3,755,400
	Less: Estimated cost of ESOP borrowings(3)	0
	Less: Amortization of ESOP borrowings(3)	(744,832)
	Less: Stock Programs Vesting (4)	(1,206,628)
	Less: Option Plan Vesting (5)	(1,618,458)
	Net Earnings Increase	$2,842,295

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2007 (reported)	$6,360,000	$2,842,295	$9,202,295
12 Months ended June 30, 2007 (core)	$6,812,118	$2,842,295	$9,654,414

5. Pro Forma Net Worth	Before Conversion	Net Capital Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2007	$107,061,000	$182,152,550	$5,755,520	$294,969,070
June 30, 2007 (Tangible)	$92,855,146	$182,152,550	$5,755,520	$280,763,216

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Paydown of FHLB Adv.	Tax Benefit of Foundation	After Conversion
June 30, 2007	$1,087,597,000	$182,152,550	($100,000,000)	$5,755,520	$1,175,505,070

(1) Includes ESOP purchases equal to 8.0% of the offering, and stock program purchases equal to 4.00% of the offering plus the foundation.
(2) Reduction in interest expense is tax effected at 34%.
(3) ESOP stock amortized over 15 years, and amortization expense is tax effected at 34%.
(4) Stock programs amortized over 5 years, and amortization expense is tax effected at 34%.
(5) Option valuation based on Black-Scholes model, 10 year vesting, and assuming 25% taxable.

EXHIBIT 5

Firm Qualifications Statement

RP® FINANCIAL, LC.

Financial Services Industry Consultants

FIRM QUALIFICATION STATEMENT

RP® Financial provides financial and management consulting, merger advisory and valuation services to the financial services industry nationwide. RP® Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior staff, careful structuring of strategic plans and transactions and providing sophisticated valuation analyses consistent with accepted valuation practices. RP® Financial's staff draws from backgrounds in consulting, valuation, regulatory agencies and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies and other financial service companies.

STRATEGIC & CAPITAL PLANNING

RP® Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. RP® Financial analyzes strategic options to enhance shareholder value, achieve regulatory approval or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies to enhance franchise and/or market value, capital management, earnings improvement, operational matters and organizational issues. Strategy development typically focuses on: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation models provide the basis for evaluating the financial impact of alternative strategies and assessing their feasibility/compatibility with regulations and/or other guidelines.

MERGER & ACQUISITION SERVICES

RP® Financial's merger and acquisition (M&A) services include targeting potential buyers and sellers, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP® Financial's M&A consulting focuses on enhancing shareholder returns.

VALUATION SERVICES

RP® Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, thrift mutual-to-stock conversions, insurance company demutualizations, ESOPs, subsidiary companies, mark-to-market transactions and various other corporation valuation requirements. Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP® Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES & DATA BASES

RP® Financial offers other services including branching and diversification strategies, feasibility studies and special research studies. RP® Financial assists banks and thrifts prepare CRA plans and related applications. RP® Financial's consulting services are aided by in-house data bases and proprietary valuation and financial simulation models.

RP® Financial's Key Personnel (Years of Relevant Experience) & Contact Information

Ronald S. Riggins, Managing Director (27)	(703) 647-6543	rriggins@rpfinancial.com
William E. Pommerening, Managing Director (22)	(703) 647-6546	wpommerening@rpfinancial.com
Gregory E. Dunn, Senior Vice President (23)	(703) 647-6548	gdunn@rpfinancial.com
James P. Hennessey, Senior Vice President (21)	(703) 647-6544	jhennessey@rpfinancial.com
James J. Oren, Senior Vice President (20)	(703) 647-6549	joren@rpfinancial.com

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

END